UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026
Commission File Number: 001-14930
HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our quarterly results for the three-month and nine-month periods ended September 30, 2026 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
1
HSBC Holdings plc Earnings Release 3Q26
27 October 2026

Georges Elhedery, Group CEO, said:
“Our performance shows that in a more complex world clients continue to turn to us to navigate uncertainty and seize new opportunities. It also reflects consistent execution of our strategic priorities with pace, precision and discipline. As we simplify HSBC, we are creating greater capacity to invest, grow and deliver strong returns for our shareholders.”

Financial performance in 3Q26
–Profit before tax increased by $2.3bn or 32% to $9.6bn compared with 3Q25, primarily due to a net favourable impact from notable items of $1.4bn, which reflected the non-recurrence of legal provisions in 3Q25 of $1.4bn. The increase also reflected growth in revenue, mainly from banking net interest income (‘banking NII’) and lower expected credit losses and other credit impairment charges (‘ECL’). Profit after tax increased by $2.1bn or 38% to $7.6bn compared with 3Q25.
–Constant currency profit before tax excluding notable items increased by $0.9bn to $10.0bn compared with 3Q25.
–Annualised return on average tangible equity (‘RoTE‘) in 3Q26 was 17.7% compared with 12.3% in 3Q25. Excluding notable items, annualised RoTE in 3Q26 was 18.2%, a rise of 1.6 percentage points compared with 3Q25.
–Revenue increased by $0.8bn to $18.6bn compared with 3Q25, primarily reflecting growth in banking NII. Fee and other income also increased in our Corporate and Institutional Banking (‘CIB’) business in Wholesale Transaction Banking (‘WTB’) and in Debt and Equity
Markets, supported by higher customer activity, and in Investment Distribution and Private Bank in Wealth. This was partly offset by valuation losses in Corporate Centre and the non-recurrence of one-off favourable impacts in 3Q25 in Insurance. Constant currency revenue excluding notable items rose by $0.8bn to $18.7bn.
–Net interest income (‘NII’) of $9.3bn increased by $0.5bn or 6% compared with 3Q25. The increase reflected deposit balance growth and the benefit of reinvestment of our structural hedge at higher yields, partly offset by lower NII from Markets Treasury and an adverse impact of $0.1bn from one-off items in 3Q26. Banking NII increased by $0.6bn to $11.7bn. Banking NII excludes insurance NII, which fell by $0.1bn, and the funding costs associated with the trading book, which remained broadly stable.
–Net interest margin (‘NIM’) of 1.57% was stable compared with 3Q25.
–ECL of $0.8bn decreased by $0.2bn or 17% compared with 3Q25, primarily reflecting a $0.1bn reduction in stage 3 charges related to the
Hong Kong commercial real estate (‘CRE’) sector, as well as lower charges in our UK business and International Wealth and Premier Banking
(‘IWPB’) business in Mexico.
–Operating expenses of $8.8bn were $1.3bn or 12% lower compared with 3Q25. This included a favourable net impact of $1.4bn from notable items, which reflected the non-recurrence of legal provisions in 3Q25. Excluding notable items, the increase in operating expenses primarily reflected the impact of inflation, higher planned spend and investment in technology, and the phasing of the performance-related pay accrual relative to 3Q25, partly mitigated by the cost reduction benefits from our organisational simplification. Target basis operating expenses were $0.1bn or 1.4% higher than in 3Q25, including the impact of inflation and higher planned spend and investment in technology, partly offset by the cost reduction benefits from our organisational simplification.
–Customer lending balances increased by $7.8bn compared with 2Q26 on a reported basis. On a constant currency basis, lending balances increased by $6.7bn. This primarily reflected growth as we supported our customers to participate in the India Foreign Currency
Non-Resident Deposit scheme, together with growth in our UK and Hong Kong businesses. This was partly offset by the classification to held for sale of lending balances associated with the exit of our retail banking business in Australia in our IWPB business.
–Customer accounts increased by $9.1bn compared with 2Q26 on a reported basis. On a constant currency basis, customer accounts increased by $6.5bn, reflecting continued momentum in deposit inflows in our Hong Kong business. In our IWPB business, deposit growth was mainly in India, as we facilitated customer participation in the India Foreign Currency Non-Resident Deposit scheme. This growth was partly offset by retail deposit outflows following our announced exit of our retail banking business in Australia. In CIB, lower deposit balances reflected outflows of short-term balances.
–Common equity tier 1 (‘CET1’) capital ratio of 13.9% decreased by 0.2 percentage points compared with 30 June 2026, reflecting an increase in risk-weighted assets (‘RWAs‘), together with a decrease in the fair value of hold-to-collect-and-sell debt instruments due to higher yields and the impact of the share buy-back announced at our interim results, partly offset by regulatory profits net of dividends.
–The Board has approved a third interim dividend of $0.10 per share. On 28 September 2026, we completed the $1bn share buy-back announced at our interim results. We also intend to initiate a share buy-back of up to $1bn, which we expect to complete by our 2026 full-
year results announcement.

Financial performance in 9M26
–Profit before tax increased by $6.0bn or 26% to $29.2bn compared with 9M25. The increase primarily reflected a net favourable impact of $3.7bn from notable items. The increase also reflected revenue growth from an increase in banking NII and higher fee and other income, primarily in Wealth and WTB. Profit after tax of $22.9bn was $4.9bn or 28% higher compared with 9M25.
–The net favourable movement in notable items primarily reflected the non-recurrence of 9M25 dilution and impairment losses of $2.1bn related to our associate Bank of Communications Co., Limited (‘BoCom’) and legal provisions of $1.4bn, together with lower restructuring costs associated with our organisational simplification of $0.3bn. These items were partly offset by disposal losses recognised on the classification to held for sale associated with the planned sale of our business in Malta of $0.3bn in 9M26.
–Constant currency profit before tax excluding notable items increased by $2.0bn to $30.4bn compared with 9M25.
–Annualised RoTE in 9M26 was 18.0%. Excluding notable items, annualised RoTE in 9M26 was 18.8%, a rise of 1.1 percentage points compared with 9M25.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
2
–Revenue increased by $4.5bn or 9% to $56.4bn compared with 9M25, including a net favourable impact from notable items of $0.9bn and a favourable impact from foreign currency translation differences of $0.7bn. The remaining increase reflected higher banking NII, and fee and other income growth in Wealth across our IWPB and Hong Kong businesses, supported by higher customer activity, and in WTB, mainly in our CIB business. Constant currency revenue excluding notable items rose by $2.8bn to $56.8bn compared with 9M25.
–NII increased by $1.9bn compared with 9M25, primarily driven by deposit balance growth, the benefit of reinvestment of our structural hedge at higher yields, and the favourable impact of foreign currency translation differences of $0.4bn. This was partly offset by lower NII from Markets Treasury. Banking NII increased by $2.2bn to $34.6bn, as the deduction for insurance NII reduced by $0.2bn, due to the impact of strategic transactions. The funding costs associated with the trading book, which are also excluded from banking NII, rose by
$0.1bn.
–NIM of 1.60% was 3 basis points (‘bps‘) higher compared with 9M25, mainly due to the impact from foreign currency translation differences and the benefit of our structural hedge, partly offset by lower market interest rates.
–ECL of $3.2bn were $0.2bn higher than in 9M25. The 9M26 charge primarily reflected stage 3 charges on wholesale exposures, including a $0.5bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business. The 9M26 charge also included $0.3bn related to the Hong Kong CRE sector and allowances to reflect uncertainty due to the ongoing conflict in the Middle East.
ECL in 9M25 included charges of $0.7bn related to the Hong Kong CRE sector and a charge against a Middle Eastern exposure.
–Operating expenses of $26.2bn were $0.9bn or 3% lower than in 9M25, including a favourable net impact of $1.8bn from notable items, which comprised the non-recurrence of legal provisions in 9M25 of $1.4bn and lower restructuring and other related costs associated with our organisational simplification of $0.3bn. Excluding notable items, the increase in expenses primarily reflected an adverse impact of $0.4bn from foreign currency translation differences, higher planned spend and investment in technology and Wealth, and the impact of inflation, partly mitigated by cost reductions from our organisational simplification. Target basis operating expenses were $0.5bn or 2.0% higher than in 9M25, including higher planned spend and investment in technology and the impact of inflation, partly offset by cost reductions from our organisational simplification.

Outlook
Group financial targets
–We remain confident in achieving the targets we set out in February 2026, including a RoTE of 17% or better for 2026, 2027 and 2028, excluding notable items.
–We continue to target year-on-year growth in revenue from 2026 to 2028, rising to 5% growth in 2028 compared with 2027, excluding notable items and on a constant currency basis.
–We maintain our dividend payout ratio target basis of 50% for 2026, 2027 and 2028. Our target basis payout ratio is calculated as a percentage of earnings per share, excluding material notable items and related impacts.
In respect of 2026
–We continue to expect banking NII of at least $46bn in 2026.
–We continue to expect an ECL charge as a percentage of average gross customer loans of around 45bps (including held for sale loan balances) for 2026. Over the medium term, we retain our planning range of 30–40bps.
–The Group remains on track to deliver year-on-year growth in operating expenses of approximately 1% in 2026 on a target basis. As communicated at our 2026 interim results, should strong business performance continue, we may consider additional performance-related pay, which would increase 2026 target basis cost growth modestly. Our target basis operating expenses measure excludes notable items and includes the impact of simplification-related saves associated with our announced strategic reorganisation.
Capital and regulatory developments
–We continue to assess the anticipated impact of the final Basel 3.1 standards on our capital. We expect, based on our latest modelling, that the impact on the Group CET1 capital ratio at 1 January 2027 will be a benefit of approximately 40–50bps. The final impact will depend on a number of factors, including model and data refinements, portfolio size and composition and supervisory permissions granted.
Any related reductions to firm-specific capital requirements are not expected to be significant.
–We intend to continue to manage our CET1 capital ratio within our medium-term target operating range of 14% to 14.5%.
ÑOur targets and expectations reflect our current outlook for the global macroeconomic environment and market-dependent factors, such as market-implied interest rates (as of mid-October 2026) and rates of foreign exchange, as well as customer behaviour and activity levels.
ÑWe do not reconcile our forward guidance on RoTE excluding notable items, target basis operating expenses, dividend payout ratio target basis or banking NII to their equivalent reported measures.
ÑSee page 8 for a further explanation of RoTE excluding notable items, constant currency revenue excluding notable items, banking NII, target basis operating expenses and dividend payout ratio target basis. For further information on our CET1 ratio, see page 55.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
3
Cautionary statement regarding forward-looking statements
This Earnings Release 3Q26 on Form 6-K contains certain forward-looking statements with respect to HSBC’s financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and environmental, social and governance
(‘ESG’) ambitions, targets and commitments described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, forecasts, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of HSBC. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements. Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange
Commission, summary financial statements to shareholders, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s directors, officers or employees to third parties, including financial analysts. Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement. These include, but are not limited to:
–changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war (including hybrid attacks across Europe attributed to Russia), the conflict in the Middle East, or any potential military action or conflict elsewhere, and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war, the conflict in the Middle East, or any potential military action or conflict elsewhere, inflationary pressures, commodity price changes, and ongoing developments in the commercial real estate sector and the residential property sector in the Chinese mainland and Hong Kong); potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets and the risk of disruptive correction stemming from high company valuations, including in the artificial intelligence and technology sectors; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war, the conflict in the Middle East, or any potential military action or conflict elsewhere, and the related imposition of sanctions, export-control and trade and investment restrictions, as well as increased market volatility, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions and strategic competition between China and the US, which may extend to and involve other countries and territories, and developments in Hong Kong and Taiwan and the surrounding maritime region, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC’s actions in managing and mitigating ESG-related risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets;
adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness, fiscal capacity and debt sustainability resulting in higher long-term government debt yields, which could also increase sovereign funding pressures and private sector borrowing costs and reduce the value of HSBC’s sovereign bond holdings, along with the growing role of non-bank financial institutions in holding and intermediating sovereign debt and the continued growth of private equity and debt markets, which may amplify the transmission of market volatility and risks across markets; adverse changes in the funding status of public or private defined benefit pensions; the significant depreciation of the US dollar through 2025, with volatility expected to persist; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit;
exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; and price competition in the market segments we serve;
–changes in government policy and regulation, as well as monetary, fiscal, interest rate and other policies of central banks and other regulatory authorities in the major markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of changes in government following national elections, higher social welfare commitments and increased government expenditure on defence, energy security and climate transition in the markets where the Group operates); continued volatility in trade and tariff policies, changes in tariff rates, including sector-specific measures imposed by various nations, including the US, which could reduce capital investment and consumer spending, disrupt supply chains and dampen global trade growth; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the
UK’s relationship with the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services;
changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy (including, without limitation, actions taken as a result of changes in government following national elections in the markets where the Group operates) that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
–factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial,

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
4
investment, capital and ESG ambitions, targets and commitments (including the positions set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected outcomes of our strategic priorities and may result in reputational risks; technology changes and developments, including the development, deployment and use of artificial intelligence, including generative artificial intelligence, by HSBC, third-party service providers, counterparties, customers, competitors and other market participants, and related operational, cyber, fraud, data, regulatory, compliance, litigation, reputational and competitive risks, as well as such technological developments’ impact on how we manage risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations;
changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business; our ability to successfully execute and implement the announced strategic reorganisation of the Group; changes in our ability to manage third-party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and an inclusive and skilled workforce; and
changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Risk - Managing risk’ on page 44 of this Earnings Release 3Q26 on
Form 6-K.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 3Q26 on Form 6-K is available in our
Annual Report and Accounts for the fiscal year ended 31 December 2025, which was filed with the SEC on Form 20-F on 26 February 2026, our
Earnings Release 1Q26, furnished to the SEC on Form 6-K on 5 May 2026 and our Interim Report for the six months ended 30 June 2026, furnished to the SEC on Form 6-K on 4 August 2026.

Presentation to investors and analysts
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of this
Earnings Release on Form 6-K. The call will take place at 07:45am GMT. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.

About HSBC
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. With assets of $3.4tn at 30 September 2026, HSBC is one of the world’s largest banking and financial services organisations.
The Group‘s operating segments comprise of four businesses along with Corporate Centre:
–Hong Kong
–UK
–Corporate and Institutional Banking
–International Wealth and Premier Banking
Our Hong Kong business comprises Retail Banking and Wealth and Commercial Banking of HSBC Hong Kong and Hang Seng Bank Limited
(‘Hang Seng Bank‘). Our UK business comprises UK Retail Banking and Wealth (including first direct and M&S Bank) and UK Commercial
Banking, including HSBC Innovation Bank. CIB integrates our Commercial Banking business (outside of the UK and Hong Kong) with our Global
Banking and Markets business. IWPB comprises Premier banking outside of Hong Kong and the UK, our Private Bank, Asset Management and
Insurance businesses. Corporate Centre results primarily comprise the financial impact from certain acquisitions and disposals and the share of profit, dilution and impairment loss impacts from interests in our associates and joint ventures. It also includes Central Treasury, stewardship costs and consolidation adjustments.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
5
Notes
Income statement comparisons, unless stated otherwise, are between the quarter ended 30 September 2026 and the quarter ended
30 September 2025. Balance sheet comparisons, unless otherwise stated, are between balances at 30 September 2026 and the corresponding balances at 31 December 2025. Unless otherwise stated, the factors impacting constant currency income statement performance between periods are the same factors discussed in relation to reported income statement performance for the same periods. Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences.
ÑSee page 7 for an explanation of constant currency performance.
The financial information on which this Earnings Release 3Q26 on Form 6-K is based is unaudited. Other than the adoption of certain amendments to IFRS 9 ‘Financial Instruments‘ effective from 1 January 2026, which have had no material impact on the Group, it has been prepared in accordance with our material accounting policies as described on pages 300 to 311 of the Annual Report and Accounts 2025 on
Form 20-F.

Reshaping the Group for growth
Privatisation of Hang Seng Bank
On 26 January 2026, we completed our privatisation of Hang Seng Bank, following shareholder and Court approval. Hang Seng Bank is now a wholly-owned subsidiary of the HSBC Group and Hang Seng Bank shares have been withdrawn from the Hong Kong Stock Exchange. Through the privatisation of Hang Seng Bank, we expect to realise $0.5bn in annualised pre-tax revenue and cost synergies across both our brands in
Hong Kong by the end of 2028. We expect to incur associated restructuring costs of $0.6bn, of which one-off income statement impacts would be reported as material notable items. We also have an ambition to generate further annualised revenue and cost opportunities of around
$0.4bn by the end of 2028 across both our brands in Hong Kong.
Organisational simplification
At our 2024 full-year results we announced measures to simplify the Group, committing to deliver an annualised reduction of around $1.5bn in our cost base by the end of 2026, spending $1.8bn in restructuring and other related costs. At our 1H26 interim results, having already exceeded our savings commitment of $1.5bn, we revised our simplification savings commitment with an intention to action around $2bn of annualised savings by the end of 2026, spending up to our originally expected $1.8bn of restructuring costs. The additional saves we have brought into the programme generate capacity that will be used to support the growth of our four businesses.
Since the start of 2025, we have identified and actioned annualised cost savings of approximately $1.9bn, spending associated restructuring and other related costs of $1.6bn. These actions have resulted in a reduction of around $0.6bn in operating expenses in the income statement in
2025, and a $0.8bn reduction in 9M26.
Strategic transactions
We remain focused on opportunities where we have a clear competitive advantage and accretive returns, and we aim to redeploy approximately
$1.8bn of additional costs saved from non-strategic activities into these areas over the medium term. This includes the additional $0.3bn of costs saved from the synergies generated from our privatisation of Hang Seng Bank.
During the third quarter of 2026, we completed the sale of our operations in Uruguay. In addition, we announced the sale of HSBC Life
Singapore. In Australia, we announced the sale of our portfolio of home and personal loans, the planned wind-down of the remaining retail business and the transfer of our CIB, Private Banking and Asset Management businesses to the Sydney branch of The Hongkong and Shanghai
Banking Corporation Limited, simplifying our entity footprint. In Egypt, we announced the sale of our retail banking business. The completion of announced disposals and related actions remains subject to relevant regulatory and other approvals. We have commenced a strategic review of our retail business and domestic-focused small and mid-sized corporate banking operations in Türkiye. Our international wholesale client business in Türkiye is unaffected by this review.
ÑFor further details on business disposals, see page 15.
Progress in growth areas
Wealth balances increased by 3% to $1.6tn at 30 September 2026 compared with 31 December 2025. We attracted net new money (‘NNM‘) in
9M26 of $105bn, with $95bn booked in Asia, partly offset by the impact of classifications to held for sale and portfolio exits.
Transaction banking continues to perform well as we leverage our network and capabilities to capture opportunities from changing trade and capital flows. In 9M26, fee and other income in WTB rose by 8% compared with 9M25, or by 6% on a constant currency basis, reflecting increases in Global Foreign Exchange, Securities Services, Global Trade Solutions (‘GTS‘) and Global Payment Solutions (‘GPS‘).

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
6
Financial summary

Key financial metrics

	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
Reported results
Profit before tax ($m)	29,154	23,105	9,632	10,146	7,295
Profit after tax ($m)	22,892	17,944	7,571	7,927	5,503
Net operating income before change in expected credit losses and other credit impairment charges (‘revenue’) ($m)	56,362	51,910	18,620	19,118	17,788
Cost efficiency ratio (%)	46.6	52.2	47.4	45.5	56.6
Net interest margin (%)	1.60	1.57	1.57	1.62	1.57
Basic earnings per share ($)	1.27	0.93	0.41	0.45	0.28
Diluted earnings per share ($)	1.26	0.93	0.41	0.45	0.28
Dividend per ordinary share (in respect of the period) ($)	0.30	0.30	0.10	0.10	0.10

Alternative performance measures
Constant currency profit before tax ($m)	29,154	23,303	9,632	10,146	7,302
Constant currency revenue ($m)	56,362	52,569	18,620	19,098	17,758
Constant currency banking net interest income ($m)	34,552	32,871	11,656	11,633	11,050
Constant currency cost efficiency ratio (%)	46.6	52.3	47.4	45.5	56.6
Constant currency profit before tax excluding notable items ($m)	30,416	28,372	10,021	10,339	9,106
Constant currency revenue excluding notable items ($m)	56,848	54,018	18,680	19,024	17,871
Constant currency profit before tax excluding notable items and strategic transactions ($m)	30,416	28,066	10,021	10,323	8,974
Constant currency revenue excluding notable items and strategic transactions ($m)	56,848	53,460	18,680	19,005	17,654
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.41	0.41	0.31	0.41	0.41
Basic earnings per share excluding material notable items and related impacts ($)	1.30	1.14	0.42	0.45	0.36
Return on average ordinary shareholders’ equity (annualised) (%)	16.6	12.9	16.2	17.7	11.3
Return on average tangible equity (annualised) (%)	18.0	13.9	17.7	19.1	12.3
Return on average tangible equity excluding notable items (annualised) (%)	18.8	17.7	18.2	19.5	16.6
Target basis operating expenses ($m)	25,472	24,980	8,493	8,426	8,373

	At
	30 Sep 2026	30 Jun 2026	31 Dec 2025
Balance sheet
Total assets ($m)	3,444,821	3,438,161	3,233,034
Net loans and advances to customers ($m)	1,029,858	1,022,105	988,399
Constant currency net loans and advances to customers ($m)	1,029,858	1,023,176	982,862
Customer accounts ($m)	1,836,801	1,827,703	1,786,828
Constant currency customer accounts ($m)	1,836,801	1,830,309	1,773,911
Average interest-earning assets, year to date ($m)	2,307,033	2,280,838	2,190,078
Loans and advances to customers as % of customer accounts (%)	56.1	55.9	55.3
Total shareholders’ equity ($m)	195,875	196,682	198,225
Tangible ordinary shareholders’ equity ($m)	160,994	160,652	165,153
Net asset value per ordinary share at period end ($)	10.14	10.08	10.36
Tangible net asset value per ordinary share at period end ($)	9.41	9.36	9.64
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[1,2]	13.9	14.1	14.9
Risk-weighted assets ($m)[1,2]	922,394	906,417	888,647
Total capital ratio (%)[1,2]	19.2	19.7	20.5
Leverage ratio (%)[1,2]	4.9	4.9	5.3
High-quality liquid assets (liquidity value) ($m)[2,3]	719,376	713,669	702,123
Liquidity coverage ratio (%)[2,3]	132	134	137
Share count
Period end basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,111	17,164	17,140
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares, after deducting own shares held (millions)	17,220	17,267	17,276
Average basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,146	17,146	17,427
ÑFor reconciliations of our reported results to a constant currency basis, including lists of notable items, see page 27. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 35.
1Regulatory ratios and requirements are based on the Prudential rules in force at the time.
2Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
3The liquidity coverage ratio (‘LCR‘) is based on the average value of the preceding 12 months.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
7
Basis of presentation
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which reflect the movements of the US dollar against most major currencies during 2026. Excluding these differences allows us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business. Foreign currency translation differences at 30 September 2026 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statements for 9M25 at the average rate of exchange for 9M26;
–the income statements for the quarterly periods at the average rate of exchange for 3Q26;
–the closing prior period balance sheets at the prevailing rates of exchange on 30 September 2026.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of our operations in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations has been translated at the appropriate exchange rates applied in the current period on the basis described above.
Notable items and material notable items
We separately disclose ‘notable items’, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature.
Certain notable items are classified as ‘material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group‘s income statement, and such items are excluded from our target basis dividend payout ratio calculation and earnings per share measure. Material notable items in 9M26 or relevant comparative periods relate to the operating expenses associated with actions to exit or wind down non-strategic businesses. They also include a dilution loss and the recognition of an impairment of our investment in BoCom in 9M25, and a legal provision relating to developments in a claim in
Luxembourg relating to the Bernard L. Madoff Investment Securities LLC fraud in 9M25.
ÑThe tables on pages 27 to 31 and pages 37 to 41 detail the effects of notable items on each of our business segments and legal entities.
Impact of strategic transactions
In addition to the items categorised as material notable items, the impacts of strategic transactions include the distorting impact observed between the periods of the operating income statement results related to acquisitions, disposals and wind-downs that affect period-on-period comparisons. Once a transaction has completed or a wind-down has commenced, the impact will include the operating income statement results of each business, which are not classified as notable items, in any comparative period if there are no results in the current period as a result of a transaction, or a reduction in revenue or costs has arisen from the wind-down of a business. We consider the monthly impact of distorting income statement results when calculating the impact of strategic transactions. In the case of wind-downs, or transactions that complete in phased tranches, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event that there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.
ÑSee page 32 for further details on the impact of strategic transactions.
Management view of revenue on a constant currency basis
We provide breakdowns of revenue for each of our business segments on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed. In the management view of revenue, notable items are presented separately.
We group certain products in a consistent manner across our business segments. WTB comprises our Global Foreign Exchange, GPS, GTS and
Securities Services businesses. Wealth comprises our Investment Distribution, Insurance, Private Bank and Asset Management businesses.
On page 9 we provide a summarised management view of revenue for the Group‘s results, on reported foreign exchange rates, to supplement the Group‘s reported revenue performance using the product grouping which is used to manage and assess our segmental performance.
Impact of hyperinflationary accounting
We continue to treat Türkiye as a hyperinflationary economy for accounting purposes. The impact of applying International Accounting Standard
(‘IAS’) 29 ‘Financial Reporting in Hyperinflationary Economies’ and the hyperinflation provisions of IAS 21 ’The Effects of Changes in Foreign
Exchange Rates’ in the current period on our operations in Türkiye was a decrease in the Group’s profit before tax of $146m for 9M26 and a decrease of $40m for 3Q26 (9M25: $119m decrease; 2Q26: $44m decrease; 3Q25: $40m decrease). The consumer price index at
30 September 2026 for Türkiye was 137.23 (30 June 2026: 129.99; 30 September 2025: 105.78).

Use of alternative performance measures
Our reported results are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting
Standards Board (‘IFRS Accounting Standards‘), as detailed in our financial statements starting on page 288 of the Annual Report and Accounts
2025 on Form 20-F.
To measure our performance, we supplement our IFRS Accounting Standards figures with non-IFRS Accounting Standards measures, which constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with the US Securities and Exchange Commission rules and regulations. These measures include those derived from our reported results that eliminate factors distorting period-on-period comparisons. The ‘constant currency performance’ measure used throughout this report is described on page 7. Definitions and calculations of other alternative performance measures are included in
‘Alternative performance measures’ on page 35. All alternative performance measures are reconciled to the closest reported performance measure.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
8
Return on average tangible equity excluding notable items
The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. To better align with market practice, from our 2025 full-year results, we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.
ÑSee page 35 for the definition of return on average tangible equity excluding notable items and page 36 for the reconciliation to the GAAP measure.
Banking net interest income
Banking net interest income (‘banking NII‘) adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the Group’s banking revenue that is directly impacted by changes in interest rates. We use this measure to determine the deployment of our surplus funding and to help optimise our structural hedging and risk management actions.
ÑFor more information on banking NII, including the reconciliation to the GAAP measure, see page 13.
Constant currency revenue and profit before tax excluding notable items and the impact of strategic transactions
To aid the understanding of our results, we separately report ‘constant currency revenue excluding notable items‘ and ‘constant currency profit before tax excluding notable items‘, which exclude the impact of notable items and the impact of foreign exchange translation. We also separately disclose ‘constant currency revenue excluding notable items and the impact of strategic transactions‘ and ‘constant currency profit before tax excluding notable items and the impact of strategic transactions‘, which also exclude the impact of strategic transactions classified as material notable items. We consider these measures to provide useful information to investors as they remove items that distort period-on-
period comparisons.
The impact of strategic transactions also includes the distorting impact between the periods of the operating income statement results related to acquisitions and disposals and that affect period-on-period comparisons. These impacts are not included in our notable or material notable items. The impact of strategic transactions is computed by including the operating income statement results of each business in any period for which there are no results in the comparative period.
ÑSee page 36 for the reconciliation to the GAAP measure.
Target basis operating expenses
Target basis operating expenses include the impact of simplification-related saves associated with our announced strategic reorganisation, is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.
ÑSee page 43 for the reconciliation to the GAAP measure.
Basic earnings per share excluding material notable items and related impacts
We have established a dividend payout ratio target basis of 50% for 2026. For the purposes of computing our dividend payout ratio target basis, we exclude from earnings per share material notable items and related impacts.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio target basis calculation, which we exclude from earnings per share material notable items and related impacts.
ÑSee page 32 for the supplementary analysis of the impact of strategic transactions.
ÑSee page 35 for the definition of ‘basic earnings per share excluding material notable items and related impacts‘ and page 43 for the reconciliation to the
GAAP measure.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
9
Income statement results
Summary consolidated income statement

	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Net interest income	27,540	25,598	9,307	9,288	8,777
Net fee income	10,844	10,149	3,567	3,558	3,506
Net income from financial instruments held for trading or managed on a fair value basis[1]	15,459	15,061	4,939	5,070	4,513
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	3,178	9,556	(2,927)	6,469	4,443
Insurance finance income/(expense)	(2,270)	(9,541)	3,568	(6,239)	(4,212)
Insurance service result	1,572	1,386	539	542	601
(Losses)/gains recognised on sale of business operations[2]	(506)	(181)	(73)	72	(147)
Other operating (expense)/income[3]	545	(118)	(300)	358	307
Net operating income before change in expected credit losses and other credit impairment charges[4]	56,362	51,910	18,620	19,118	17,788
Change in expected credit losses and other credit impairment charges	(3,185)	(2,949)	(832)	(1,052)	(1,008)
Net operating income	53,177	48,961	17,788	18,066	16,780
Total operating expenses excluding amortisation and impairment of intangible assets	(23,946)	(24,871)	(7,954)	(7,995)	(9,120)
Amortisation and impairment of intangible assets	(2,302)	(2,227)	(868)	(710)	(956)
Operating profit	26,929	21,863	8,966	9,361	6,704
Share of profit in associates and joint ventures	2,225	2,242	666	785	591
Impairment of interest in associate[3]	—	(1,000)	—	—	—
Profit before tax	29,154	23,105	9,632	10,146	7,295
Tax expense	(6,262)	(5,161)	(2,061)	(2,219)	(1,792)
Profit after tax	22,892	17,944	7,571	7,927	5,503
Attributable to:
– ordinary shareholders of the parent company	21,716	16,383	7,090	7,688	4,873
– other equity holders	1,095	958	462	226	411
– non-controlling interests	81	603	19	13	219
Profit after tax	22,892	17,944	7,571	7,927	5,503
	$	$	$	$	$
Basic earnings per share	1.27	0.93	0.41	0.45	0.28
Diluted earnings per share	1.26	0.93	0.41	0.45	0.28
Dividend per ordinary share (paid in the period)	0.65	0.56	0.10	0.55	0.10
	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	16.6	12.9	16.2	17.7	11.3
Return on average tangible equity (annualised)	18.0	13.9	17.7	19.1	12.3
Cost efficiency ratio	46.6	52.2	47.4	45.5	56.6
1Amounts in 9M25 include a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in
France and a $0.1bn fair value loss on Grupo Financiero Galicia‘s (‘Galicia‘) American Depositary Receipts (‘ADRs‘) received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2Amounts in 9M26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, $0.3bn of disposal losses recognised upon the classification as ‘held for sale’ of HSBC Continental Europe’s shareholding in
HSBC Bank Malta plc, and disposal losses relating to HSBC Australia’s portfolios of home and personal loans and credit cards, which together with related restructuring costs and write-downs reported in operating expenses, totalled $0.2bn in 3Q26.
3The amount in 9M25 ‘Other operating (expense)/income’ includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in
BoCom. In the same period we also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in
BoCom in ‘Impairment of interest in associate’.
4Also referred to as revenue.
3Q26 compared with 3Q25 – reported results

Movement in reported profit compared with 3Q25
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions
	$m	$m	$m	%	$m
Revenue	18,620	17,788	832	5	(134)
– of which: net interest income	9,307	8,777	530	6	(46)
ECL	(832)	(1,008)	176	17	—
Operating expenses	(8,822)	(10,076)	1,254	12	15
Share of profit from associates and joint ventures	666	591	75	13	—
Profit before tax	9,632	7,295	2,337	32	(119)
Tax expense	(2,061)	(1,792)	(269)	(15)
Profit after tax	7,571	5,503	2,068	38
Revenue excluding notable items[1]	18,680	17,900	780	4
Profit before tax excluding notable items[1]	10,021	9,103	918	10
1For a reconciliation of reported revenue to revenue excluding notable items and reported profit before tax to profit before tax excluding notable items, see page
36.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
10

Supplementary management view of reported revenue
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions
	$m	$m	$m	%	$m
Banking NII[1]	11,656	11,049	607	5	(44)
Fee and other income	7,024	6,851	173	3	(174)
– Wealth	2,688	2,680	8	—	(124)
– Wholesale Transaction Banking	2,854	2,576	278	11	(16)
– Other	1,482	1,595	(113)	(7)	(34)
Revenue excluding notable items[2]	18,680	17,900	780	4	(218)
Notable items	(60)	(112)	52	(46)	85
Revenue	18,620	17,788	832	5	(133)
1For a reconciliation of banking NII to reported NII, see page 13. Banking NII in our supplementary management view of reported revenue excludes notable items, which were nil in 3Q26 (3Q25: nil).
2For a reconciliation of reported revenue to revenue excluding notable items, see page 36.

Notable items
	Quarter ended
	30 Sep 2026	30 Sep 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(60)	(144)
Dilution loss of interest in BoCom associate		32
Currency translation on revenue notable items		(1)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(189)	(118)
Restructuring and other related costs	(140)	(157)
Legal provisions		(1,421)
Currency translation on operating expenses notable items		5
3Q26 compared with 3Q25 – constant currency basis

Movement in profit before tax compared with 3Q25 – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions
	$m	$m	$m	%	$m
Revenue	18,620	17,758	862	5	(132)
ECL	(832)	(1,016)	184	18	—
Operating expenses	(8,822)	(10,054)	1,232	12	13
Share of profit from associates and joint ventures	666	614	52	8	—
Profit before tax	9,632	7,302	2,330	32	(119)
3Q26 compared with 3Q25 – performance commentary
Reported profit before tax of $9.6bn was $2.3bn or 32% higher than in 3Q25, primarily reflecting a net favourable impact from notable items, primarily due to the non-recurrence of legal provisions of $1.4bn in 3Q25. The increase also reflected growth in revenue, mainly from banking
NII, and lower ECL.
On a constant currency basis, profit before tax was $2.3bn higher than in 3Q25. On the same basis and excluding notable items, profit before tax was $0.9bn higher than in 3Q25.
Reported revenue increased by $0.8bn or 5% to $18.6bn, primarily reflecting growth in banking NII. Fee and other income also rose in CIB in
WTB across all products, supported by higher customer activity, as well as in Debt and Equity Markets, mainly in Prime Finance. Fee and other income also increased in Investment Distribution and Private Bank in Wealth from increased client activity, partly offset by valuation losses in
Corporate Centre, the non-recurrence of 3Q25 one-off favourable impacts and an adverse impact from strategic transactions in Insurance.
NII increased by $0.5bn compared with 3Q25. The increase reflected deposit growth and the benefit of reinvestment of our structural hedge at higher yields, partly offset by lower NII from Markets Treasury and an adverse impact of $0.1bn from one-off items in 3Q26. Banking NII increased by $0.6bn to $11.7bn. Banking NII excludes insurance NII, which fell by $0.1bn, and the funding costs associated with the trading book, which remained broadly stable. Banking NII increased by $0.6bn on a constant currency basis.
Reported ECL in 3Q26 of $0.8bn were $0.2bn lower compared with 3Q25, primarily reflecting a $0.1bn reduction in stage 3 charges related to the Hong Kong CRE sector, as well as lower charges in our UK business and in our IWPB business in Mexico.
ÑFor further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 48 to 53.
Reported operating expenses of $8.8bn were $1.3bn or 12% lower than in 3Q25. This included a favourable net impact of $1.4bn from notable items, which primarily reflected the non-recurrence of legal provisions in 3Q25 of $1.4bn. Excluding notable items, the increase in operating expenses primarily reflected the impact of inflation, higher planned spend and investment in technology, and the phasing of the

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
11
performance-related pay accrual relative to 3Q25, partly mitigated by the cost reduction benefits from our organisational simplification. Target basis operating expenses were $0.1bn or 1.4% higher than in 3Q25, primarily due to the impact of inflation and higher planned spend and investment in technology, partly offset by the cost reduction benefits from our organisational simplification.
Reported share of profit from associates and joint ventures less impairment of $0.7bn was $0.1bn or 13% higher compared with 3Q25, reflecting increases from Saudi Awwal Bank (‘SAB‘) and BoCom.
Tax expense in 3Q26 was a charge of $2.1bn, representing an effective tax rate of 21.4%. Tax expense in 3Q25 was a charge of $1.8bn, representing an effective tax rate of 24.6%. The effective tax rate for 3Q25 was increased by 4.4% due to legal provisions on which no tax benefit was recorded.
Dividend
On 27 October 2026, the Board announced a third interim dividend for 2026 of $0.10 per ordinary share. For further details, see page 57.
9M26 compared with 9M25 – reported results

Movement in reported profit compared with 9M25
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions
	$m	$m	$m	%	$m
Revenue	56,362	51,910	4,452	9	(744)
– of which: net interest income	27,540	25,598	1,942	8	(64)
ECL	(3,185)	(2,949)	(236)	(8)	2
Operating expenses	(26,248)	(27,098)	850	3	272
Share of profit from associates and joint ventures	2,225	1,242	983	79	—
Profit before tax	29,154	23,105	6,049	26	(470)
Tax expense	(6,262)	(5,161)	(1,101)	(21)
Profit after tax	22,892	17,944	4,948	28
Revenue excluding notable items[1]	56,848	53,297	3,551	7
Profit before tax excluding notable items[1]	30,416	28,031	2,385	9
1For a reconciliation of reported revenue to revenue excluding notable items and reported profit before tax to profit before tax excluding notable items, see page
36.

Supplementary management view of reported revenue
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions
	$m	$m	$m	%	$m
Banking NII[1]	34,552	32,362	2,190	7	(61)
Fee and other income	22,296	20,935	1,361	7	(480)
– Wealth	8,150	7,243	907	13	(261)
– Wholesale Transaction Banking	8,916	8,271	645	8	(14)
– Other	5,230	5,421	(191)	(4)	(205)
Revenue excluding notable items[2]	56,848	53,297	3,551	7	(541)
Notable items	(486)	(1,387)	901	65	(203)
Revenue	56,362	51,910	4,452	9	(744)
1For a reconciliation of banking NII to reported NII, see page 13. Banking NII in our supplementary management view of revenue excludes notable items, which were nil in 9M26 (9M25: nil).
2For a reconciliation of reported revenue to revenue excluding notable items, see page 36.

Notable items
	Nine months ended
	30 Sep 2026	30 Sep 2025
	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(486)	(283)
Dilution loss of interest in BoCom associate	—	(1,104)
Currency translation on revenue notable items	—	(62)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(318)	(345)
Restructuring and other related costs	(458)	(773)
Legal provisions	—	(1,421)
Currency translation on operating expenses notable items	—	(14)
Impairment of interest in associate	—	(1,000)
Currency translation on associate notable items	—	(67)

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
12
9M26 compared with 9M25 – constant currency basis

Movement in profit before tax compared with 9M25 – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	56,362	52,569	3,793	7	(760)
ECL	(3,185)	(3,031)	(154)	(5)	2
Operating expenses	(26,248)	(27,505)	1,257	5	281
Share of profit from associates and joint ventures	2,225	1,270	955	75	—
Profit before tax	29,154	23,303	5,851	25	(477)
1For details, see ‘Strategic transactions supplementary analysis‘ on page 32.
9M26 compared with 9M25 – performance commentary
Reported profit before tax of $29.2bn was $6.0bn higher than in 9M25, primarily reflecting a $3.7bn net favourable impact from notable items together with revenue growth from an increase in banking NII and higher fee and other income, primarily in Wealth and WTB.
The net favourable movement in notable items primarily reflected the non-recurrence of 9M25 dilution and impairment losses of $2.1bn related to our associate BoCom and legal provisions of $1.4bn, together with lower restructuring costs associated with our organisational simplification of $0.3bn. These items were partly offset by disposal losses recognised on the classification to held for sale associated with the planned sale of our business in Malta of $0.3bn in 9M26.
On a constant currency basis, profit before tax of $29.2bn was $5.9bn higher than in 9M25. On the same basis and excluding notable items, profit before tax of $30.4bn was $2.0bn or 7% higher compared with 9M25.
Reported revenue of $56.4bn was $4.5bn or 9% higher than in 9M25 including a $0.9bn net favourable impact from notable items, which primarily related to the non-recurrence of a dilution loss of $1.1bn on BoCom recognised in 9M25, partly offset by higher net losses from business disposals.
Revenue excluding notable items increased by $3.6bn or 7%, reflecting higher banking NII, and growth in fee and other income. The fee and other income growth reflected a strong performance in Wealth, driven by increases in Investment Distribution in both our IWPB and Hong Kong businesses, and in Private Bank supported by higher customer activity. In addition, there was growth in Insurance fee and other income, driven primarily by a higher contractual service margin (‘CSM’) release as a result of strong new business growth in Hong Kong.
Fee and other income also increased in our CIB business. This was mainly in WTB, reflecting growth across all products, supported by higher customer activity, and also in Debt and Equity Markets, partly offset by a reduction in Investment Banking fee and other income due to the wind-down of our Mergers and Acquisitions (‘M&A’) and Equity Capital Markets (‘ECM’) businesses in the UK, Europe and the US.
In Corporate Centre, fee and other income was lower, primarily driven by valuation losses on financial instruments and structural foreign exchange hedges, together with the non-recurrence of fair value gains on non-qualifying hedges related to our retained French portfolio of home and certain other loans. This was partly offset by a one-off $0.2bn gain from a property asset disposal in 9M26.
NII increased by $1.9bn compared with 9M25, primarily driven by deposit balance growth and the benefit of reinvestment of our structural hedge at higher yields, and the favourable impact of foreign currency translation differences of $0.4bn. This was partly offset by lower NII from
Markets Treasury. Banking NII increased by $2.2bn to $34.6bn, as the deduction for insurance NII reduced by $0.2bn due to the impact of strategic transactions. The funding costs associated with generating trading and fair value income were $7.2bn, an increase of $0.1bn compared with 9M25, as the impact of higher trading balances was partly offset by lower market interest rates.
Reported ECL charge of $3.2bn was $0.2bn or 8% higher than in 9M25. The charge in 9M26 primarily reflected stage 3 charges on wholesale exposures, including a $0.5bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business. The
9M26 charge also included $0.3bn related to the Hong Kong CRE sector and allowances to reflect uncertainty due to the ongoing conflict in the
Middle East. ECL in 9M25 included charges related to the Hong Kong CRE sector of $0.7bn, as well as allowance increases relating to geopolitical tensions and higher trade tariffs.
Reported operating expenses of $26.2bn were $0.9bn or 3% lower than in 9M25, reflecting a favourable net impact of $1.8bn from notable items, which comprised the non-recurrence of legal provisions in 9M25 of $1.4bn and lower restructuring and other related costs associated with our organisational simplification of $0.3bn. Excluding notable items, the increase in expenses primarily reflected an adverse impact of
$0.4bn from foreign currency translation differences, higher planned spend and investment in technology and Wealth, the impact of inflation, the phasing of the performance-related pay accrual relative to 9M25 and other cost growth. These increases were partly mitigated by cost reductions from our organisational simplification. Target basis operating expenses were $0.5bn or 2% higher than in 9M25 reflecting higher planned spend and investment in technology, and the impacts of inflation, partly offset by cost reductions from our organisational simplification.
The number of employees expressed in full-time equivalent staff at 30 September 2026 was 204,330, a decrease of 4,390 from 31 December
2025. The number of contractors at 30 September 2026 was 4,087, an increase of 113 from 31 December 2025.
Reported share of profit from associates and joint ventures of $2.2bn increased by $1.0bn, mainly due to the non-recurrence of an impairment loss of $1.0bn recognised on BoCom in 9M25.
Tax expense in 9M26 was a charge of $6.3bn, representing an effective tax rate of 21.5% (9M25: 22.3%). The effective tax rate for 9M26 was increased by the non-deductible losses recorded on the sales of HSBC Life (UK) Limited and our business in Uruguay, and the planned sale of our business in Malta. Excluding these items, the effective tax rate for 9M26 was 21.1%. Tax expense in 9M25 was a charge of $5.2bn, representing an effective tax rate of 22.3%, increased by the non-deductible impairment and dilution loss in BoCom and legal provisions on which no tax benefit is recorded. Excluding these items, the effective tax rate for 9M25 was 19.9%.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
13
Net interest income

	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Interest income	73,932	73,369	25,870	24,404	24,361
Interest expense	(46,392)	(47,771)	(16,563)	(15,116)	(15,584)
Net interest income	27,540	25,598	9,307	9,288	8,777
Average interest-earning assets	2,307,033	2,179,639	2,358,567	2,300,049	2,218,472
	%	%	%	%	%
Gross interest yield[1]	4.28	4.50	4.35	4.26	4.36
Less: gross interest payable[1]	(2.82)	(3.17)	(2.91)	(2.80)	(3.01)
Net interest spread[2]	1.46	1.33	1.44	1.46	1.35
Net interest margin[3]	1.60	1.57	1.57	1.62	1.57
1Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’), net of amortised premiums and loan fees. Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3Net interest margin is net interest income expressed as an annualised percentage of AIEA.
NII in 3Q26 of $9.3bn was $0.5bn higher compared with 3Q25. This mainly reflected deposit growth and the benefit of reinvestment of our structural hedge at higher yields, partly offset by lower NII from Markets Treasury and the impact of an adverse $0.1bn in one-off items in 3Q26.
NII in 3Q26 remained stable compared with 2Q26, as the benefit of the reinvestment of our structural hedge at higher yields and a higher day count were partly offset by lower NII from Markets Treasury and the impact of an adverse $0.1bn in one-off items.
NII in 9M26 of $27.5bn was 8% higher compared with 9M25. The increase was primarily driven by deposit balance growth, the benefit of reinvestment of our structural hedge at higher yields and the favourable impact from foreign currency translation differences of $0.4bn. This was partly offset by lower NII from Markets Treasury. The funding costs associated with generating trading and fair value income were $7.2bn, an increase of $0.1bn compared with 9M25 as the impact of higher trading balances was partly offset by lower market interest rates.
NIM for 3Q26 of 1.57% was stable compared with 3Q25. NIM was down 5bps in 3Q26 compared with 2Q26, driven by AIEA increasing faster than NII. NIM for 9M26 was up 3bps compared with 9M25, primarily reflecting the benefit of our structural hedge.
Interest income in 3Q26 of $25.9bn increased by $1.5bn or 6% compared with 2Q26, and by $1.5bn or 6% compared with 3Q25, primarily due to an increase in AIEA. On a constant currency basis, interest income rose by $1.5bn compared with 2Q26, and by $1.5bn compared with 3Q25.
Interest expense in 3Q26 of $16.6bn increased by $1.4bn or 10% compared with 2Q26, and by $1.0bn or 6% compared with 3Q25, primarily due to an increase in average interest-bearing liabilities. On a constant currency basis, interest expense rose by $1.5bn compared with 2Q26, and by $1.0bn compared with 3Q25.
Banking net interest income

	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Net interest income	27,540	25,598	9,307	9,288	8,777
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	7,150	7,094	2,395	2,399	2,384
Third-party net interest income from insurance	(138)	(330)	(46)	(44)	(112)
Banking net interest income	34,552	32,362	11,656	11,643	11,049
Currency translation		509		(10)	1
Banking net interest income – on a constant currency basis	34,552	32,871	11,656	11,633	11,050
Banking net interest income – on a reported basis	34,552	32,362	11,656	11,643	11,049
– of which:
The Hongkong and Shanghai Banking Corporation Limited	16,991	15,966	5,812	5,748	5,351
HSBC UK Bank plc	9,281	8,477	3,171	3,083	2,969
HSBC Bank plc	4,073	3,780	1,270	1,427	1,351
Banking NII adjusts our NII primarily for the impact of funding trading and fair value activities reported in interest expense. It represents the
Group’s banking revenue that is directly impacted by changes in interest rates. It is defined as Group net interest income after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding cost of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
–third-party net interest income in our Insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in CIB in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding cost reported in net interest income with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in net interest income.
Banking NII was $34.6bn in 9M26, an increase of $2.2bn or 7% compared with 9M25, primarily driven by deposit balance growth, the benefit of reinvestment of our structural hedge at higher yields and the favourable impact of foreign currency translation differences of $0.5bn.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
14
This was partly offset by lower NII from Markets Treasury. Insurance NII, which is deducted from banking NII, reduced by $0.2bn, due to the impact of strategic transactions. The funding costs associated with generating trading and fair value income were $7.2bn, an increase of $0.1bn compared with 9M25, as the impact of higher trading balances was partly offset by lower market interest rates.
The internally allocated funding to generate trading and fair value income was $272bn at 30 September 2026, a rise of approximately $35bn since 30 September 2025. This related to trading, fair value and associated net asset balances, predominantly in CIB.

Balance sheet
Summary consolidated balance sheet

	At
	30 Sep 2026	30 Jun 2026	31 Dec 2025
	$m	$m	$m
Assets
Cash and balances at central banks	222,463	227,800	242,859
Trading assets	390,121	423,987	366,153
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	139,500	138,942	133,063
Derivatives	279,169	255,995	237,740
Loans and advances to banks	104,329	110,529	108,462
Loans and advances to customers	1,029,858	1,022,105	988,399
Reverse repurchase agreements – non-trading	296,446	311,871	298,392
Financial investments	615,134	604,759	567,211
Assets held for sale	45,476	22,732	11,115
Other assets	322,325	319,441	279,640
Total assets	3,444,821	3,438,161	3,233,034
Liabilities
Deposits by banks	94,559	91,401	97,952
Customer accounts	1,836,801	1,827,703	1,786,828
Repurchase agreements – non-trading	268,733	276,266	204,974
Trading liabilities	78,406	86,363	72,122
Financial liabilities designated at fair value	176,564	173,751	158,456
Derivatives	276,194	254,662	237,854
Debt securities in issue	103,933	105,027	99,675
Insurance contract liabilities	130,324	130,053	122,955
Liabilities of disposal groups held for sale	23,837	30,097	23,382
Other liabilities	259,195	265,757	223,170
Total liabilities	3,248,546	3,241,080	3,027,368
Equity
Total shareholders’ equity	195,875	196,682	198,225
Non-controlling interests	400	399	7,441
Total equity	196,275	197,081	205,666
Total liabilities and equity	3,444,821	3,438,161	3,233,034

Combined view of customer lending and customer deposits
	At
	30 Sep 2026	30 Jun 2026	31 Dec 2025
	$m	$m	$m
Loans and advances to customers	1,029,858	1,022,105	988,399
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	29,026	5,321	2,190
– Australia retail banking business	25,636	—	—
– business in Malta	3,059	3,071	—
– business in Uruguay	—	1,363	1,314
– other[1]	331	887	876
Non-current assets held for sale	—	507	1,303
Combined customer lending	1,058,884	1,027,933	991,892
Currency translation	—	1,071	(5,500)
Combined customer lending at constant currency	1,058,884	1,029,004	986,392
Customer accounts	1,836,801	1,827,703	1,786,828
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	11,128	18,034	16,173
– Indonesia retail banking business	1,963	1,904	—
– business in Malta	7,313	7,091	—
– Germany custody business	1,852	7,510	12,316
– business in South Africa	—	—	2,056
– business in Uruguay	—	1,528	1,369
– other[2]	—	1	432
Combined customer deposits	1,847,929	1,845,737	1,803,001
Currency translation	—	2,606	(12,900)
Combined customer deposits at constant currency	1,847,929	1,848,343	1,790,101
1Other loans and advances to customers of disposal groups reported in ‘Assets held for sale‘ consist of our retail banking business in Sri Lanka, Indonesia retail banking business, Singapore insurance business, Germany custody business and business in South Africa.
2Other customer accounts reported in ‘Liabilities of disposal groups held for sale‘ mainly consist of our retail banking business in Sri Lanka.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
15
Balance sheet commentary – 30 September 2026 compared with 30 June 2026
At 30 September 2026, our total assets of $3.4tn were stable on both a reported and constant currency basis. Lending growth, net of the classification to assets held for sale of loans from the exit of our retail banking business in Australia, and growth in derivative asset balances, were broadly offset by lower trading assets and reverse repo balances.
Loans and advances to customers as a percentage of customer accounts were 56.1%, compared with 55.9% at 30 June 2026.
Loans and advances to customers of $1.0tn were $7.8bn higher on a reported basis. This included a favourable effect of foreign currency translation differences of $1.1bn. On a constant currency basis, customer lending balances increased by $6.7bn.
The following movements are on a constant currency basis.
In our UK business, customer lending rose by $7.2bn, primarily driven by continued growth in commercial lending and mortgage balances.
In our Hong Kong business, customer lending increased by $6.7bn, which included higher retail lending balances and the accounting reclassification of certain Wealth-related lending balances.
In our CIB business, customer lending increased by $4.4bn, primarily reflecting growth in Asia.
In our IWPB business, customer lending decreased by $11.7bn, reflecting the classification to held for sale of loans from the exit of our retail banking business in Australia. This was partly offset by lending growth as we supported our customers to participate in the India Foreign
Currency Non-Resident Deposit scheme.
Customer accounts of $1.8tn increased by $9.1bn on a reported basis. This included the favourable effects of foreign currency translation differences of $2.6bn. On a constant currency basis, customer accounts increased by $6.5bn.
The following movements are on a constant currency basis.
In our Hong Kong business, customer accounts increased by $20.6bn reflecting continued momentum in deposit inflows, mainly into term deposits.
In IWPB, customer accounts increased by $9.8bn reflecting deposit growth in India as we facilitated customer participation in the India Foreign
Currency Non-Resident Deposit scheme. This growth was partly offset by retail deposit outflows following our announced exit of our retail banking business in Australia.
In CIB, customer accounts decreased by $24.2bn, which included expected outflows of balances placed by clients for a short-term duration in both Securities Services and GPS.
In our UK business, customer accounts were stable despite growing competition for retail deposits.
Financial investments
As part of our interest rate hedging strategy and liquidity management we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity. At 3Q26, we recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $5.0bn related to these hold-to-collect-and-sell positions, excluding investments held in our Insurance business. This compared with an unrealised loss of $2.4bn at 2Q26, and reflected a $2.6bn pre-tax loss in 3Q26, inclusive of movements on related fair value hedges.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 3Q26, the debt instruments within this portfolio had a cumulative unrecognised loss of $7.0bn, representing a $4.9bn deterioration during 3Q26.
Risk-weighted assets
RWAs of $922.4bn increased by $16.0bn compared with 30 June 2026, primarily due to asset size movements of $18.7bn, driven primarily by
IWPB due to increases in sovereign exposures arising from participation in the Foreign Currency Non-Resident Deposit scheme in India, lending in our CIB and UK businesses and financial commitments in our Hong Kong business. A further increase of $5.9bn reflected the impact of a redeveloped probability of default (‘PD‘) model for large corporates mainly in CIB, partly offset by reductions in our UK and Hong Kong businesses, as well as an increase for the small and medium-sized enterprises PD model in our UK business. Methodology and policy changes reduced RWAs by $6.0bn, mainly driven by a significant risk transfer transaction executed through the issuance of a credit-linked note (‘CLN‘) in our UK business, and changes to the market risk capital multiplier in CIB.
ÑFor further details on RWAs, see page 56.

Business disposals
We reported balances of $45.5bn in assets held for sale and $23.8bn in liabilities held for sale at 30 September 2026, which were predominantly business disposal groups that met the held for sale criteria. This included a reclassification made in the third quarter of 2026 of $25.6bn in assets and $1.2bn in liabilities in respect of our retail banking business in Australia.
During the nine months ended 30 September 2026, we recognised net pre-tax losses of $0.8bn relating to business disposals, including $0.2bn in disposals losses and related restructuring costs and write-downs recognised in the third quarter of 2026 relating to our retail banking business in Australia. Impacts in prior quarters of 2026 included a $0.3bn disposal loss on the classification of our business in Malta as held for sale and a
$0.2bn loss on the recycling of foreign currency translation reserves on completion of the sale of our UK life insurance business.
Australia retail banking business
On 31 July 2026, HSBC Bank Australia Limited (‘HSBC Australia’), an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its portfolio of home and personal loans to Virgo BidCo Pty Ltd, an entity wholly owned by funds managed by affiliates of
Blackstone Inc. The transaction has received competition approval, remains subject to regulatory approval and is expected to complete in the first half of 2027. The remainder of HSBC Australia’s retail business will be wound down in a phased manner over 18 months. Following this,
HSBC Australia’s Corporate and Institutional Banking, Asset Management and Private Banking businesses in Australia will be consolidated into
The Hongkong and Shanghai Banking Corporation Limited Sydney Branch, simplifying HSBC’s entity footprint. HSBC expects to incur $0.3 bn in

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
16
associated restructuring costs. Following the disposal and associated wind-down actions, we expect then to recycle foreign currency translation reserve losses to the income statement. These stood at $0.2bn at 30 September 2026. During the third quarter of 2026, we recognised a
$0.2bn loss including an immaterial disposal loss and related restructuring costs and write-offs.
On 21 August 2026, HSBC Australia entered into a binding agreement to sell its credit card balances to Credit Corp Group Limited, on which we recognised an immaterial loss on disposal during the third quarter of 2026.
The home and personal loan portfolio and credit card balances met the criteria for classification as held for sale in the third quarter of 2026, with aggregate assets of $25.6bn and liabilities of $1.2bn classified as held for sale at 30 September 2026.
Other transactions
On 9 October 2026, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. On completion, the associated financial impacts were immaterial.
On 2 August 2026, HSBC Bank Egypt S.A.E., an indirect subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its retail banking business to Emirates NBD Egypt (S.A.E), a direct subsidiary of Emirates NBD Bank PJSC. The transaction remains subject to regulatory approval and is expected to complete in the second half of 2027. The disposal group did not meet the held for sale criteria in the third quarter of
2026, given a completed migration was anticipated to require more than 12 months from the reporting date. The sale is expected to generate an estimated pre-tax gain of $0.3bn, inclusive of related transaction and migration costs and write-offs, that will be recognised largely upon completion.
On 24 July 2026, HSBC Insurance (Asia Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, entered into an agreement to sell its Singapore insurance business, HSBC Life (Singapore) Pte. Ltd, to Allianz Asia Holdings Pte. Ltd. The disposal group met the held for sale criteria in the second quarter of 2026, with balances remaining classified as held for sale at 30 September 2026 of $10.8bn in assets and $10.5bn in liabilities, including insurance manufacturing contractual service margin of $1.4bn. The transaction, which remains subject to regulatory approval, is expected to generate an estimated pre-tax gain of $1.8bn, net of migration costs. The estimated pre-tax profit on the sale will be recognised through a combination of the consolidation of HSBC Life (Singapore) Pte. Ltd’s results into the Group’s financial statements (between the 31 December 2025 net asset reference date and until completion), and the remaining gain on sale recognised at completion, expected in the first half of 2027.
On 10 July 2026, HSBC Latin America Holdings (UK) Limited completed the sale of HSBC Bank (Uruguay) S.A. to a subsidiary of BTG Pactual
Holding SA. On completion, we recycled immaterial foreign currency translation and other reserves losses to the income statement.
On 4 May 2026, PT Bank HSBC Indonesia, an indirect subsidiary of HSBC Holdings plc, entered into a binding agreement to sell its retail banking business to PT Bank OCBC NISP Tbk. The disposal group met the held for sale criteria in the second quarter of 2026, with balances remaining classified as held for sale at 30 September 2026 of $0.3bn in assets and $2.0bn in liabilities. The transaction, which is subject to regulatory approval, is expected to complete in the first half of 2027, at which point, subject to variable consideration terms, an estimated pre-tax gain of up to $0.4bn will be recognised.
On 30 April 2026, The Hongkong and Shanghai Banking Corporation Limited completed the sale of its retail banking business in Sri Lanka to
Nations Trust Bank PLC. An immaterial pre-tax gain on disposal was recognised following completion.
On 27 February 2026, HSBC Bank plc completed the transfer of its business in South Africa to local lender FirstRand Bank Ltd. Upon subsequent substantive wind-down of the entity, expected in the fourth quarter of 2026, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 30 September 2026, foreign currency translation reserve and other reserve losses stood at $0.1bn.
On 30 January 2026, HSBC Bank plc completed the sale of its UK life insurance entity, HSBC Life (UK) Limited, to Chesnara plc. On completion, we recognised a loss of $0.2bn following the recycling of foreign currency translation reserves to the income statement.
On 22 December 2025, in line with the put option agreement entered into with CrediaBank S.A. in September 2025 and following the completion of the employee information and consultation process in France, HSBC Continental Europe signed a sale and purchase agreement for the sale of its 70.03% majority stake in HSBC Bank Malta p.l.c. The disposal group met the criteria for classification as held for sale in the first quarter of 2026, at which point a pre-tax loss on disposal of $0.3bn was recognised. As at 30 September 2026, $8.3bn of assets and $8.2bn of liabilities remained classified as held for sale. The transaction remains subject to regulatory approval and is expected to complete in the first half of 2027.
On 27 June 2025, HSBC Continental Europe reached an agreement to sell its custody business in Germany to BNP Paribas. The transaction is being completed in a phased manner, with a number of phases completed during 2026. While client consent and related operational requirements may extend the timing for completion of all client transfers, given the signing of a sale and purchase agreement, the disposal group met the held for sale criteria in the second quarter of 2025, with balances remaining classified as held for sale at 30 September 2026 of
$0.1bn in assets and $1.9bn in liabilities. The sale is expected to generate an estimated pre-tax gain on disposal of $0.1bn, which will be recognised in line with completion of client transfers.

Events after the balance sheet date
On 9 October 2026, HSBC Continental Europe, a wholly-owned subsidiary of HSBC Bank plc, completed the sale of its fund administration business, Internationale Kapitalanlagegesellschaft mbH, to BlackFin Capital Partners S.A.S. On completion, the associated financial impacts were immaterial.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
17
Business segments
Our business segments – Hong Kong, UK, Corporate and Institutional Banking and International Wealth and Premier Banking – along with
Corporate Centre – are our reportable segments under IFRS 8 ‘Operating Segments’.
The Group Operating Committee is considered the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group’s reportable segments. Business segment results are assessed by the CODM on the basis of constant currency performance. We separately disclose ‘notable items’, as described on page 7.
Our operations are closely integrated and, accordingly, the presentation of data includes internal allocations of certain items of income and expense. These allocations include the costs of certain support services and global infrastructures to the extent that they can be meaningfully attributed to business segments. While such allocations have been made on a systematic and consistent basis, they necessarily involve a degree of subjectivity. Costs that are not allocated to business segments are included in Corporate Centre.
Where relevant, income and expense amounts presented include the results of inter-segment funding along with inter-company and inter-
business line transactions. All such transactions are undertaken on arm‘s length terms. The intra-Group elimination items for business segments are presented in Corporate Centre.
As required by IFRS 8, reconciliations of the constant currency results to the Group’s reported results are presented on page 27. Supplementary reconciliations of constant currency to reported results by business segment are presented on pages 30 to 32 for information purposes.
Effective 1 January 2026, we transferred certain clients, primarily in Hong Kong and the UK, to the CIB segment to better meet their needs. This transfer does not change the Group’s reportable segments. Comparative periods have been re-presented accordingly. The re-presentation has no impact on the Group’s consolidated financial results or financial position.

Hong Kong – constant currency basis
9M26 compared with 9M25

Results – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	12,228	11,539	689	6	—
ECL	(788)	(1,159)	371	32	—
Operating expenses	(3,737)	(3,498)	(239)	(7)	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	7,703	6,882	821	12	—
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	9,052	8,585	467	5	—
Fee and other income	3,176	2,954	222	8	—
– Retail Banking and Wealth	2,330	2,104	226	11	—
– Retail Banking	297	259	38	15	—
– Wealth	2,020	1,742	278	16	—
– Other[3]	13	103	(90)	(87)	—
– Commercial Banking	846	850	(4)	—	—
– Wholesale Transaction Banking	578	545	33	6	—
– Credit and Lending	55	57	(2)	(4)	—
– Other[3]	213	248	(35)	(14)	—
Revenue excluding notable items	12,228	11,539	689	6	—
Notable items	—	—	—	N/A	—
Revenue	12,228	11,539	689	6	—
RoTE (annualised)[4] (%)	43.3	33.9
RoTE excluding notable items (annualised)[4] (%)	43.4	33.9
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 13. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
3Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
4For details of our RoTE calculation by business segment, see page 37.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
18

Notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Sep 2025
	$m	$m	$m	$m
Operating expenses
Restructuring and other related costs	(7)	(13)	—	(4)
Currency translation on operating expenses notable items		—		(1)
Profit before tax of $7.7bn increased by $0.8bn or 12% compared with 9M25 on a constant currency basis.
Revenue of $12.2bn was $0.7bn or 6% higher on a constant currency basis.
Banking NII of $9.1bn increased by $0.5bn or 5%. The increase was mainly due to the impact of deposit balance growth and higher lending balances, partly offset by the impact of lower average margins on time deposits due to market competition, and an adverse one-off impact of
$0.1bn in 9M26.
Fee and other income of $3.2bn was up by $0.2bn or 8%. In Retail Banking and Wealth, fee and other income increased, primarily driven by growth in Wealth, underpinned by a strong performance in Investment Distribution reflecting higher customer activity and invested asset balance growth.
ECL of $0.8bn in 9M26 were $0.4bn lower than in 9M25 on a constant currency basis, primarily reflecting lower charges related to the Hong
Kong CRE sector.
Operating expenses increased by $0.2bn to $3.7bn on a constant currency basis, driven by continued investment in our Wealth business and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification.
3Q26 compared with 3Q25

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	4,096	3,873	223	6	—
ECL	(248)	(302)	54	18	—
Operating expenses	(1,283)	(1,200)	(83)	(7)	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	2,565	2,371	194	8	—
1Impact of strategic transactions classified as material notable items.

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	3,077	2,862	215	8	—
Fee and other income	1,019	1,011	8	1	—
– Retail Banking and Wealth	749	747	2	—	—
– Retail Banking	93	84	9	11	—
– Wealth	687	645	42	7	—
– Other[3]	(31)	18	(49)	>(100)	—
– Commercial Banking	270	264	6	2	—
– Wholesale Transaction Banking	194	184	10	5	—
– Credit and Lending	17	16	1	6	—
– Other[3]	59	64	(5)	(8)	—
Revenue excluding notable items	4,096	3,873	223	6	—
Notable items	—	—	—	N/A	—
Revenue	4,096	3,873	223	6	—
1Impact of strategic transactions classified as material notable items.
2For a description of how we derive banking NII, see page 13. In the Hong Kong business, there are no adjustments to NII to derive banking NII.
3Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
Profit before tax of $2.6bn increased by $0.2bn or 8% compared with 3Q25, on a constant currency basis. The increase reflected $0.2bn of revenue growth, primarily driven by a $0.2bn increase in banking NII due to deposit balance growth, partly offset by the impact of lower average margins on time deposits due to market competition. In addition, ECL were lower on a constant currency basis due to a reduction in charges related to the Hong Kong CRE sector. This was partly offset by higher planned spend and investment in technology, and the impact of inflation.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
19
UK – constant currency basis
9M26 compared with 9M25

Results – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	9,949	9,457	492	5	—
ECL	(687)	(611)	(76)	(12)	—
Operating expenses	(4,088)	(4,072)	(16)	—	(1)
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	5,174	4,774	400	8	(1)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	8,640	8,118	522	6	—
Fee and other income	1,309	1,339	(30)	(2)	—
– Retail Banking and Wealth	501	498	3	1	—
– Retail Banking	197	208	(11)	(5)	—
– Wealth	276	274	2	1	—
– Other[3]	28	16	12	75	—
– Commercial Banking	808	841	(33)	(4)	—
– Wholesale Transaction Banking	638	641	(3)	—	—
– Credit and Lending	182	177	5	3	—
– Other[3]	(12)	23	(35)	>(100)	—
Revenue excluding notable items	9,949	9,457	492	5	—
Notable items	—	—	—	N/A	—
Revenue	9,949	9,457	492	5	—
RoTE (annualised)[4] (%)	21.3	22.2
RoTE excluding notable items (annualised)[4] (%)	21.4	22.5
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 13. In the UK business, there are no adjustments to NII to derive banking NII.
3Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
4For details of our RoTE calculation by business segment, see page 37.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Sep 2025
	$m	$m	$m	$m
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	—	—
Restructuring and other related costs	(35)	(63)	(26)	(15)
Currency translation on operating expenses notable items		—	—	—
Profit before tax of $5.2bn increased by $0.4bn or 8% compared with 9M25 on a constant currency basis.
Revenue of $9.9bn was $0.5bn or 5% higher on a constant currency basis.
Banking NII of $8.6bn increased by $0.5bn or 6%, reflecting the benefit of reinvestment of our structural hedge at higher yields, and growth in lending and deposit balances.
Fee and other income of $1.3bn decreased by $30m or 2% compared with 9M25, reflecting strategic actions taken to support small businesses and Premier customers.
ECL of $0.7bn in 9M26 increased by $0.1bn compared with 9M25 on a constant currency basis. The 9M26 period included the addition of allowances to reflect the ongoing uncertainty of impacts related to the conflict in the Middle East.
Operating expenses of $4.1bn were broadly stable on a constant currency basis. Increases from continued investment in technology, the impact of inflation and higher branch security costs were partly mitigated by cost reductions from our organisational simplification.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
20
3Q26 compared with 3Q25

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	3,419	3,216	203	6	—
ECL	(182)	(271)	89	33	—
Operating expenses	(1,395)	(1,400)	5	—	—
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	1,842	1,545	297	19	—
1Impact of strategic transactions classified as material notable items.

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	2,959	2,765	194	7	—
Fee and other income	460	451	9	2	—
– Retail Banking and Wealth	173	172	1	1	—
– Retail Banking	64	70	(6)	(9)	—
– Wealth	98	93	5	5	—
– Other[3]	11	9	2	22	—
– Commercial Banking	287	279	8	3	—
– Wholesale Transaction Banking	219	208	11	5	—
– Credit and Lending	60	64	(4)	(6)	—
– Other[3]	8	7	1	14	—
Revenue excluding notable items	3,419	3,216	203	6	—
Notable items	—	—	—	N/A	—
Revenue	3,419	3,216	203	6	—
1Impact of strategic transactions classified as material notable items.
2For a description of how we derive banking NII, see page 13. In the UK business, there are no adjustments to NII to derive banking NII.
3Includes revenue from Markets Treasury. It also includes other non-product-specific income and notional tax credits.
Profit before tax of $1.8bn increased by $0.3bn or 19%, compared with 3Q25 on a constant currency basis. The increase reflected $0.2bn of revenue growth, primarily driven by higher banking NII due to the continued benefit of our structural hedge and the impact of balance sheet growth.
ECL of $0.2bn decreased by $0.1bn compared with 3Q25 on a constant currency basis. This mainly reflected lower stage 3 charges in
Commercial Banking.
Operating expenses were broadly stable on a constant currency basis as the impact of inflation and higher restructuring and other related costs were broadly offset by cost reductions from our organisational simplification.

Corporate and Institutional Banking – constant currency basis
9M26 compared with 9M25

Results – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	23,177	21,718	1,459	7	(122)
ECL	(1,110)	(475)	(635)	>(100)	(1)
Operating expenses	(11,212)	(11,741)	529	5	353
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	10,855	9,502	1,353	14	230
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
21

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	11,966	11,297	669	6	(69)
Fee and other income	11,171	10,428	743	7	(100)
– Wholesale Transaction Banking	7,701	7,189	512	7	(18)
– Investment Banking	797	776	21	3	(83)
– Debt and Equity Markets	2,312	1,975	337	17	(1)
– Wholesale Credit and Lending	370	435	(65)	(15)	—
– Other[3]	(9)	53	(62)	>(100)	2
Revenue excluding notable items	23,137	21,725	1,412	6	(169)
Notable items	40	(7)	47	N/A	47
Revenue	23,177	21,718	1,459	7	(122)
RoTE (annualised)[4] (%)	18.0	16.2
RoTE excluding notable items (annualised)[4] (%)	18.1	17.6
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 13. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 9M26, this funding cost was
$7.2bn (9M25: $7.2bn).
3Includes revenue from Markets Treasury, hyperinflationary impacts and principal investments. It also includes other non-product-specific income and notional tax credits.
4For details of our RoTE calculation by business segment, see page 37.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Sep 2025
	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	40	(6)	18	(6)
Currency translation on revenue notable items		(1)	—	(1)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(24)	(213)	(6)	(34)
Restructuring and other related costs	(65)	(272)	(21)	(55)
Legal provisions	—	(321)	—	(321)
Currency translation on operating expenses notable items		(9)	—	2
Profit before tax of $10.9bn was $1.4bn or 14% higher than in 9M25 on a constant currency basis, including a favourable impact of $0.2bn from strategic transactions, mainly notable items.
Revenue of $23.2bn was $1.5bn or 7% higher on a constant currency basis.
Banking NII of $12.0bn increased by $0.7bn or 6%, driven by balance growth across Securities Services, GPS and GTS, reflecting strong customer demand. Banking NII also rose from increased funding deployed into trading activities on higher bullion balances, as well as from strong financing demand. This was partly offset by lower Wholesale Credit and Lending banking NII, due to reduced balances and the impact of lower market interest rates across our main legal entities in Europe and Mexico compared with 9M25.
Fee and other income of $11.2bn increased by $0.7bn or 7%.
–In WTB, fee and other income increased by $0.5bn or 7%, primarily reflecting growth in Global Foreign Exchange, an increase in volumes and new mandates across Securities Services, GPS and GTS. There was also a one-off recovery fee in GTS.
–In Debt and Equity Markets, fee and other income increased by $0.3bn or 17%, reflecting higher Equity Derivatives, and Prime Finance income driven by increased volumes and wider margins, which were partly offset by higher funding costs on increased bullion balances.
–In Investment Banking, fee and other income of $0.8bn was broadly stable as growth in financing was offset by the impact of the wind-down of M&A and ECM in the UK, Europe and the US.
ECL of $1.1bn in 9M26 increased by $0.6bn compared with 9M25 on a constant currency basis. The charge in 9M26 included a $0.5bn charge for a fraud-related, secondary, securitisation exposure with a financial sponsor in the UK, higher charges in Asia, as well as an increase in allowances to reflect uncertainty due to the ongoing conflict in the Middle East. In 9M25, charges included a single name Middle Eastern exposure.
Operating expenses of $11.2bn were $0.5bn or 5% lower than in 9M25 on a constant currency basis. The decrease reflected the year-on-year favourable impact from notable items, which in 9M25 primarily included a legal provision, costs associated with the wind-down of our M&A and
ECM activities in the UK, Europe and the US, and impairments in Germany. Excluding notable items, operating expenses increased, reflecting higher planned spend and investment in technology, and the impact of inflation. This was partly offset by cost reductions from our organisational simplification.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
22
3Q26 compared with 3Q25

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	7,568	6,900	668	10	(40)
ECL	(216)	(162)	(54)	(33)	(1)
Operating expenses	(3,747)	(4,041)	294	7	73
Share of profit/(loss) from associates and joint ventures	—	—	—	—	—
Profit before tax	3,605	2,697	908	34	32
1Impact of strategic transactions classified as material notable items.

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	3,943	3,839	104	3	(35)
Fee and other income	3,607	3,068	539	18	(30)
– Wholesale Transaction Banking	2,442	2,174	268	12	(16)
– Investment Banking	255	226	29	13	(14)
– Debt and Equity Markets	726	427	299	70	—
– Wholesale Credit and Lending	90	151	(61)	(40)	—
– Other[3]	94	90	4	4	—
Revenue excluding notable items	7,550	6,907	643	9	(65)
Notable items	18	(7)	25	N/A	25
Revenue	7,568	6,900	668	10	(40)
1Impact of strategic transactions classified as material notable items.
2For a description of how we derive banking NII, see page 13. In CIB, there are no adjustments to NII to derive banking NII. The internal funding costs of trading and fair value net assets are recorded in ’fee and other income’. On consolidation, this funding is eliminated in Corporate Centre. In 3Q26, this funding cost was
$2.4bn (3Q25: $2.4bn).
3Includes revenue from Markets Treasury, hyperinflationary impacts and principal investments. It also includes other non-product-specific income and notional tax credits.
Profit before tax of $3.6bn increased by $0.9bn or 34% compared with 3Q25, on a constant currency basis. Revenue grew by $0.7bn or 10% on a constant currency basis, primarily driven by higher fee and other income. WTB fee and other income increased by $0.3bn mainly reflecting growth in Global Foreign Exchange, and Debt and Equity Markets fee and other income also increased by $0.3bn driven by client activity.
Banking NII increased by $0.1bn, driven by growth across Securities Services, GPS and GTS.
ECL increased by $0.1bn on a constant currency basis, which included the non-recurrence of net releases in Asia in 3Q25.
Operating expenses of $3.7bn were $0.3bn lower compared with 3Q25 on a constant currency basis, reflecting a net favourable movement in notable items, primarily due to the non-recurrence of a legal provision in 3Q25, and cost reductions from our organisational simplification.

International Wealth and Premier Banking – constant currency basis
9M26 compared with 9M25

Results – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	11,491	11,152	339	3	(348)
ECL	(600)	(720)	120	17	3
Operating expenses	(7,181)	(7,019)	(162)	(2)	23
Share of profit/(loss) from associates and joint ventures	31	26	5	19	—
Profit before tax	3,741	3,439	302	9	(322)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
23

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	5,254	5,443	(189)	(3)	(85)
Fee and other income	6,401	5,878	523	9	(268)
– Retail Banking	538	513	25	5	(5)
– Wealth	5,855	5,300	555	10	(263)
– Other[3]	8	65	(57)	(88)	—
Revenue excluding notable items	11,655	11,321	334	3	(353)
Notable items	(164)	(169)	5	3	5
Revenue	11,491	11,152	339	3	(348)
RoTE (annualised)[4] (%)	23.4	17.8
RoTE excluding notable items (annualised)[4] (%)	26.1	19.7
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 13. Banking NII in IWPB is computed by deducting third-party NII in our Insurance business from total
IWPB NII, which was $138m in 9M26 (9M25: $337m). Total insurance NII is presented in ‘fee and other income‘ in Wealth.
3Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
4For details of our RoTE calculation by business segment, see page 37.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Sep 2025
	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(164)	(167)	(57)	(110)
Currency translation on revenue notable items		(2)	—	(1)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(103)	(54)	(67)	(49)
Restructuring and other related costs	(101)	(108)	(35)	(29)
Currency translation on operating expenses notable items		(3)	—	(1)
Profit before tax of $3.7bn was $0.3bn or 9% higher than in 9M25 on a constant currency basis, including an adverse impact of $0.3bn from strategic transactions and notable items.
Revenue of $11.5bn was $0.3bn or 3% higher on a constant currency basis, including an adverse impact of $0.3bn from strategic transactions and notable items.
Banking NII of $5.3bn decreased by $0.2bn or 3% compared with 9M25, primarily due to lower interest rates, mainly in Asia, partly offset by growth in deposit balances.
Fee and other income of $6.4bn was up by $0.5bn or 9%, driven by Wealth due to growth across all products and in multiple markets, including
Hong Kong, the Chinese mainland, Singapore and Taiwan.
In Wealth, fee and other income of $5.9bn was up by $0.6bn or 10% including an adverse impact of $0.3bn from strategic transactions.
–Investment Distribution rose by $0.3bn or 29%, primarily due to higher sales of mutual funds and structured products, mainly in Asia.
–Private Bank increased by $0.2bn or 15%, as increased customer activity supported by business initiatives led to strong performances in brokerage and trading, and from higher annuity fees, driven by growth in invested asset balances.
–Insurance income increased by $0.1bn or 4%, including an adverse impact of $0.2bn from strategic transactions. The increase reflected a higher CSM release as a result of strong new business growth and the non-recurrence of 9M25 losses from onerous contracts, primarily in the Chinese mainland, largely offset by less favourable net investment returns.
In Other, fee and other income was $0.1bn lower compared with 9M25 primarily reflecting lower Markets Treasury allocations.
Notable items in 9M26 primarily related to losses of $0.2bn from the recycling of foreign currency translation reserves following the completion of the sale of our UK life insurance business.
ECL of $0.6bn in 9M26 were $0.1bn lower compared with 9M25 on a constant currency basis. This reflected a reduction in charges primarily in
Mexico, mainly due to lower unsecured lending, while credit performance across the rest of the portfolio was stable.
Operating expenses of $7.2bn were $0.2bn or 2% higher than in 9M25 on a constant currency basis, primarily reflecting continued investments in Wealth, higher planned spend and investment in technology, and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
24
3Q26 compared with 3Q25

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	3,752	3,868	(116)	(3)	(105)
ECL	(187)	(216)	29	13	1
Operating expenses	(2,454)	(2,373)	(81)	(3)	13
Share of profit/(loss) from associates and joint ventures	14	24	(10)	(42)	—
Profit before tax	1,125	1,303	(178)	(14)	(91)
1Impact of strategic transactions classified as material notable items.

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	1,760	1,821	(61)	(3)	(35)
Fee and other income	2,049	2,158	(109)	(5)	(124)
– Retail Banking	154	175	(21)	(12)	(2)
– Wealth	1,904	1,942	(38)	(2)	(122)
– Other[3]	(9)	41	(50)	>(100)	—
Revenue excluding notable items	3,809	3,979	(170)	(4)	(159)
Notable items	(57)	(111)	54	49	54
Revenue	3,752	3,868	(116)	(3)	(105)
1Impact of strategic transactions classified as material notable items.
2For a description of how we derive banking NII, see page 13. Banking NII in IWPB is computed by deducting third-party NII in our Insurance business from total
IWPB NII, which was $46m in 3Q26 (3Q25: $111m). Total insurance NII is presented in ‘fee and other income‘ in Wealth.
3Includes allocated revenue from Markets Treasury and hyperinflationary impacts. It also includes other non-product-specific income.
Profit before tax of $1.1bn decreased by $0.2bn or 14%, compared with 3Q25 on a constant currency basis, including an adverse impact of
$0.1bn from strategic transactions. Revenue was $0.1bn or 3% lower on a constant currency basis, driven by lower fee and other income and banking NII. Wealth fee and other income was lower, mainly in Insurance reflecting the non-recurrence of 3Q25 one-off favourable impacts and an adverse impact from strategic transactions. This was partly offset by increases in Investment Distribution and Private Bank from increased client activity.
Operating expenses increased by $0.1bn on a constant currency basis, reflecting continued investments in Wealth, higher planned spend and investment in technology, and the impact of inflation. These increases were partly mitigated by cost reductions from our organisational simplification.

Corporate Centre – constant currency basis
9M26 compared with 9M25

Results – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	(483)	(1,297)	814	63	(290)
ECL	—	(66)	66	1	—
Operating expenses	(30)	(1,175)	1,145	97	(94)
Share of profit/(loss) from associates and joint ventures	2,194	1,244	950	76	—
Profit before tax	1,681	(1,294)	2,975	>100	(384)
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
25

Management view of revenue – on a constant currency basis
	Nine months ended
			Variance
			9M26 vs. 9M25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	(360)	(572)	212	37	90
Fee and other income	239	548	(309)	(56)	(126)
Revenue excluding notable items	(121)	(24)	(97)	>(100)	(36)
Notable items	(362)	(1,273)	911	72	(254)
Revenue[3]	(483)	(1,297)	814	63	(290)
RoTE (annualised)[4] (%)	2.9	(4.3)
RoTE excluding notable items (annualised)[4] (%)	4.6	6.7
1Impact of strategic transactions classified as material notable items. For further details, see ‘Strategic transactions supplementary analysis‘ on page 32.
2For a description of how we derive banking NII, see page 13. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’. Corporate
Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the French retained portfolio of home and other loans prior to disposal.
3Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 9M26 was $1,441m (9M25: $1,835m).
4For details of our RoTE calculation by business segment, see page 37.

Notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Sep 2025
	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	(362)	(110)	(21)	(28)
Dilution loss of interest in BoCom associate		(1,104)		32
Currency translation on revenue notable items		(59)	—	1
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(191)	(79)	(116)	(35)
Restructuring and other related costs	(250)	(317)	(58)	(54)
Legal provisions		(1,100)		(1,100)
Currency translation on operating expenses notable items		(2)	—	5
Impairment of interest in associate		(1,000)		—
Currency translation on associate notable items		(67)	—	—
Profit before tax of $1.7bn was $3.0bn higher than in 9M25, on a constant currency basis.
Revenue was $0.8bn higher on a constant currency basis, primarily reflecting a $0.9bn net favourable impact from notable items.
In 9M26, notable items included a $0.3bn disposal loss recognised on classification to held for sale of our business in Malta. In 9M25, notable items included a $1.1bn dilution loss related to BoCom, and $0.1bn of fair value losses on ADRs received as part of the sale consideration for our business in Argentina, which were disposed of in 2Q25.
Banking NII in 9M26 excluded from NII the internal cost to fund trading and fair value of net assets, predominantly in CIB, of $7.2bn (9M25:
$7.2bn). Banking NII was favourable by $0.2bn compared with 9M25 on a constant currency basis, primarily reflecting the impact of the disposal of our retained French portfolio of home and certain other loans in the second half of 2025.
Fee and other income was $0.3bn lower compared with 9M25, primarily driven by valuation losses on financial instruments and structural foreign exchange hedges, together with the non-recurrence of $0.1bn in fair value gains on non-qualifying hedges related to our retained French portfolio of home and certain other loans. This was partly offset by a one-off $0.2bn gain from a property asset disposal in 9M26.
Operating expenses were $1.1bn lower on a constant currency basis, primarily reflecting the non-recurrence of legal provisions in 9M25 of
$1.1bn and lower restructuring and other related costs associated with our organisational simplification.
Share of profit from associates and joint ventures less impairment of $2.2bn increased by $1.0bn on a constant currency basis, primarily due to the non-recurrence of an impairment related to BoCom.
3Q26 compared with 3Q25

Results – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Revenue	(215)	(99)	(116)	>(100)	14
ECL	1	(65)	66	>100	—
Operating expenses	57	(1,040)	1,097	>100	(74)
Share of profit/(loss) from associates and joint ventures	652	590	62	11	—
Profit before tax	495	(614)	1,109	>100	(60)
1Impact of strategic transactions classified as material notable items.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
26

Management view of revenue – on a constant currency basis
	Quarter ended
			Variance
			3Q26 vs. 3Q25
	30 Sep 2026	30 Sep 2025			of which strategic transactions[1]
	$m	$m	$m	%	$m
Banking NII[2]	(83)	(237)	154	65	24
Fee and other income	(111)	133	(244)	>(100)	(17)
Revenue excluding notable items	(194)	(104)	(90)	(87)	7
Notable items	(21)	5	(26)	>(100)	7
Revenue[3]	(215)	(99)	(116)	>(100)	14
1Impact of strategic transactions classified as material notable items.
2For a description of how we derive banking NII, see page 13. Banking NII in Corporate Centre is computed by deducting the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’. Corporate
Centre banking net interest expense includes funding charges on property and technology assets, and the banking NII of the French retained portfolio of home and other loans prior to disposal.
3Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflationary impacts are allocated out to the business segments, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 3Q26 was $423m (3Q25: $606m).
Profit before tax of $0.5bn was $1.1bn higher compared with 3Q25 on a constant currency basis, primarily driven by the non-recurrence of legal provisions in 3Q25 of $1.1bn. Revenue decreased by $0.1bn on a constant currency basis, primarily due to lower fee and other income, reflecting valuation losses on financial instruments and structural foreign exchange hedges, partly offset by a $0.2bn favourable movement in banking NII which included the impact of the disposal of our retained French portfolio of home and certain other loans in the second half of
2025. In 3Q26, banking NII excluded from NII the internal cost to fund trading and fair value of net assets, predominantly in CIB, of $2.4bn
(3Q25: $2.4bn).

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
27
Supplementary financial information

Reported and constant currency results

Reported and constant currency results
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Revenue
Reported	56,362	51,910	18,620	19,118	17,788
Currency translation	—	659	—	(20)	(30)
Constant currency	56,362	52,569	18,620	19,098	17,758
Change in expected credit losses and other credit impairment charges
Reported	(3,185)	(2,949)	(832)	(1,052)	(1,008)
Currency translation	—	(82)	—	—	(8)
Constant currency	(3,185)	(3,031)	(832)	(1,052)	(1,016)
Operating expenses
Reported	(26,248)	(27,098)	(8,822)	(8,705)	(10,076)
Currency translation	—	(407)	—	15	22
Constant currency	(26,248)	(27,505)	(8,822)	(8,690)	(10,054)
Share of profit in associates and joint ventures less impairment
Reported	2,225	1,242	666	785	591
Currency translation	—	28	—	5	23
Constant currency	2,225	1,270	666	790	614
Profit before tax
Reported	29,154	23,105	9,632	10,146	7,295
Currency translation	—	198	—	—	7
Constant currency	29,154	23,303	9,632	10,146	7,302
Profit after tax
Reported	22,892	17,944	7,571	7,927	5,503
Currency translation	—	154	—	3	22
Constant currency	22,892	18,098	7,571	7,930	5,525
Loans and advances to external customers (net)
Reported	1,029,858	982,886	1,029,858	1,022,105	982,886
Currency translation	—	(5,502)	—	1,071	(5,502)
Constant currency	1,029,858	977,384	1,029,858	1,023,176	977,384
External customer accounts
Reported	1,836,801	1,737,247	1,836,801	1,827,703	1,737,247
Currency translation	—	(12,478)	—	2,606	(12,478)
Constant currency	1,836,801	1,724,769	1,836,801	1,830,309	1,724,769

Notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	(486)	(283)	(60)	75	(144)
Dilution loss of interest in BoCom associate[2]	—	(1,104)	—	—	32
Operating expenses
Disposals, wind-downs, acquisitions and related costs	(318)	(345)	(189)	(79)	(118)
Restructuring and other related costs[3]	(458)	(773)	(140)	(190)	(157)
Legal provisions[4]	—	(1,421)	—	—	(1,421)
Impairment loss of interest in BoCom associate[2]	—	(1,000)	—	—	—
Tax
Tax credit on notable items	173	421	89	37	42
1Amounts in 9M26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, $0.3bn of disposal losses recognised upon the classification as ‘held for sale’ of HSBC Continental Europe’s shareholding in
HSBC Bank Malta plc, and disposal losses relating to HSBC Australia’s portfolios of home and personal loans and credit cards, which together with related restructuring costs and write-downs reported in operating expenses, totalled $0.2bn in 3Q26. The amount in 9M25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Galicia‘s ADRs received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2  Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’.
3    Amounts relate to organisational simplification provisions recognised in 2025 and 2026.
4    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud and a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
28
Reported and constant currency results – business segments

Reported and constant currency results – business segments
	Nine months ended 30 Sep 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	12,228	9,949	23,177	11,491	(483)	56,362
ECL	(788)	(687)	(1,110)	(600)	—	(3,185)
Operating expenses	(3,737)	(4,088)	(11,212)	(7,181)	(30)	(26,248)
Share of profit in associates and joint ventures less impairment	—	—	—	31	2,194	2,225
Profit before tax	7,703	5,174	10,855	3,741	1,681	29,154
Loans and advances to customers (net)	237,207	314,191	336,446	141,873	141	1,029,858
Customer accounts	557,280	349,008	647,278	282,619	616	1,836,801

	Nine months ended 30 Sep 2025
Revenue	11,539	9,457	21,718	11,152	(1,297)	52,569
ECL	(1,159)	(611)	(475)	(720)	(66)	(3,031)
Operating expenses	(3,498)	(4,072)	(11,741)	(7,019)	(1,175)	(27,505)
Share of profit in associates and joint ventures	—	—	—	26	1,244	1,270
Profit before tax	6,882	4,774	9,502	3,439	(1,294)	23,303
Loans and advances to customers (net)	222,891	291,914	311,187	151,234	158	977,384
Customer accounts	505,151	339,734	605,458	274,033	393	1,724,769

Notable items – business segments
	Nine months ended 30 Sep 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	40	(164)	(362)	(486)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(24)	(103)	(191)	(318)
Restructuring and other related costs[3]	(7)	(35)	(65)	(101)	(250)	(458)

	Nine months ended 30 Sep 2025
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	(6)	(167)	(110)	(283)
Dilution loss of interest in BoCom associate[2]	—	—	—	—	(1,104)	(1,104)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	1	(213)	(54)	(79)	(345)
Restructuring and other related costs[3]	(13)	(63)	(272)	(108)	(317)	(773)
Legal provisions[4]	—	—	(321)	—	(1,100)	(1,421)
Impairment loss of interest in BoCom associate[2]	—	—	—	—	(1,000)	(1,000)
1Amounts in 9M26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, $0.3bn of disposal losses recognised upon the classification as ‘held for sale’ of HSBC Continental Europe’s shareholding in
HSBC Bank Malta plc, and disposal losses relating to HSBC Australia’s portfolios of home and personal loans and credit cards, which together with related restructuring costs and write-downs reported in operating expenses, totalled $0.2bn in 3Q26. The amount in 9M25 includes a $0.1bn mark-to-market gain on interest rate hedging of the portfolio of retained loans post sale of our retail banking operations in France and a $0.1bn fair value loss on Galicia‘s ADRs received as purchase consideration from the sale of our business in Argentina, which were disposed of in 2Q25.
2    Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’.
3    Amounts relate to organisational simplification provisions recognised in 2025 and 2026.
4    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud and a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
29

Reconciliation of reported results to constant currency results – business segments
	Nine months ended 30 Sep 2025
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
– Reported	11,567	9,241	21,419	10,834	(1,151)	51,910
– Currency translation	(28)	216	299	318	(146)	659
– Constant currency	11,539	9,457	21,718	11,152	(1,297)	52,569
ECL
– Reported	(1,161)	(599)	(465)	(657)	(67)	(2,949)
– Currency translation	2	(12)	(10)	(63)	1	(82)
– Constant currency	(1,159)	(611)	(475)	(720)	(66)	(3,031)
Operating expenses
– Reported	(3,502)	(3,981)	(11,562)	(6,819)	(1,234)	(27,098)
– Currency translation	4	(91)	(179)	(200)	59	(407)
– Constant currency	(3,498)	(4,072)	(11,741)	(7,019)	(1,175)	(27,505)
Share of profit/(loss) in associates and joint ventures
– Reported	—	—	—	26	1,216	1,242
– Currency translation	—	—	—	—	28	28
– Constant currency	—	—	—	26	1,244	1,270
Profit before tax
– Reported	6,904	4,661	9,392	3,384	(1,236)	23,105
– Currency translation	(22)	113	110	55	(58)	198
– Constant currency	6,882	4,774	9,502	3,439	(1,294)	23,303
Loans and advances to customers (net)
– Reported	224,264	295,608	312,200	150,654	160	982,886
– Currency translation	(1,373)	(3,694)	(1,013)	580	(2)	(5,502)
– Constant currency	222,891	291,914	311,187	151,234	158	977,384
Customer accounts
– Reported	508,691	344,033	610,275	273,849	399	1,737,247
– Currency translation	(3,540)	(4,299)	(4,817)	184	(6)	(12,478)
– Constant currency	505,151	339,734	605,458	274,033	393	1,724,769

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
30
Reported and constant currency results – business segments

Reported and constant currency results – business segments
	Quarter ended 30 Sep 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue	4,096	3,419	7,568	3,752	(215)	18,620
ECL	(248)	(182)	(216)	(187)	1	(832)
Operating expenses	(1,283)	(1,395)	(3,747)	(2,454)	57	(8,822)
Share of profit in associates and joint ventures	—	—	—	14	652	666
Profit before tax	2,565	1,842	3,605	1,125	495	9,632
Loans and advances to external customers (net)	237,207	314,191	336,446	141,873	141	1,029,858
External customer accounts	557,280	349,008	647,278	282,619	616	1,836,801

	Quarter ended 30 Jun 2026
Revenue	4,104	3,283	7,811	3,984	(84)	19,098
ECL	(332)	(303)	(215)	(202)	—	(1,052)
Operating expenses	(1,226)	(1,292)	(3,687)	(2,390)	(95)	(8,690)
Share of profit in associates and joint ventures	—	—	—	(7)	797	790
Profit before tax	2,546	1,688	3,909	1,385	618	10,146
Loans and advances to external customers (net)	230,463	306,961	332,026	153,566	160	1,023,176
External customer accounts	536,636	349,236	671,464	272,777	196	1,830,309

	Quarter ended 30 Sep 2025
Revenue	3,873	3,216	6,900	3,868	(99)	17,758
ECL	(302)	(271)	(162)	(216)	(65)	(1,016)
Operating expenses	(1,200)	(1,400)	(4,041)	(2,373)	(1,040)	(10,054)
Share of profit in associates and joint ventures	—	—	—	24	590	614
Profit before tax	2,371	1,545	2,697	1,303	(614)	7,302
Loans and advances to external customers (net)	222,891	291,914	311,187	151,234	158	977,384
External customer accounts	505,151	339,734	605,458	274,033	393	1,724,769

Notable items – business segments
	Quarter ended 30 Sep 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	—	18	(57)	(21)	(60)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(6)	(67)	(116)	(189)
Restructuring and other related costs[2]	—	(26)	(21)	(35)	(58)	(140)

	Quarter ended 30 Jun 2026
Revenue
Disposals, wind-downs, acquisitions and related costs	—	—	16	60	(1)	75
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(6)	(30)	(43)	(79)
Restructuring and other related costs[2]	(3)	(1)	(25)	(45)	(116)	(190)

	Quarter ended 30 Sep 2025
Revenue
Disposals, wind-downs, acquisitions and related costs	—	—	(6)	(110)	(28)	(144)
Dilution loss of interest in BoCom associate	—	—	—	—	32	32
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	—	(34)	(49)	(35)	(118)
Restructuring and other related costs[2]	(4)	(15)	(55)	(29)	(54)	(157)
Legal provision[3]	—	—	(321)	—	(1,100)	(1,421)
1    Amounts in 3Q26 include disposal losses relating to HSBC Australia’s portfolios of home and personal loans and credit cards, which together with related restructuring costs and write-downs reported in operating expenses, totalled $0.2bn.
2    Amounts relate to organisational simplification provisions recognised in 3Q26, 2Q26 and 3Q25.
3    During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud and a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
31

Reconciliation of reported results to constant currency results – business segments
	Quarter ended 30 Jun 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
– Reported	4,108	3,280	7,821	3,990	(81)	19,118
– Currency translation	(4)	3	(10)	(6)	(3)	(20)
– Constant currency	4,104	3,283	7,811	3,984	(84)	19,098
ECL
– Reported	(332)	(302)	(215)	(203)	—	(1,052)
– Currency translation	—	(1)	—	1	—	—
– Constant currency	(332)	(303)	(215)	(202)	—	(1,052)
Operating expenses
– Reported	(1,227)	(1,291)	(3,693)	(2,394)	(100)	(8,705)
– Currency translation	1	(1)	6	4	5	15
– Constant currency	(1,226)	(1,292)	(3,687)	(2,390)	(95)	(8,690)
Share of profit in associates and joint ventures
– Reported	—	—	—	(8)	793	785
– Currency translation	—	—	—	1	4	5
– Constant currency	—	—	—	(7)	797	790
Profit before tax
– Reported	2,549	1,687	3,913	1,385	612	10,146
– Currency translation	(3)	1	(4)	—	6	—
– Constant currency	2,546	1,688	3,909	1,385	618	10,146
Loans and advances to external customers (net)
– Reported	230,495	306,175	331,512	153,763	160	1,022,105
– Currency translation	(32)	786	514	(197)	—	1,071
– Constant currency	230,463	306,961	332,026	153,566	160	1,023,176
External customer accounts
– Reported	536,808	348,342	669,711	272,646	196	1,827,703
– Currency translation	(172)	894	1,753	131	—	2,606
– Constant currency	536,636	349,236	671,464	272,777	196	1,830,309

	Quarter ended 30 Sep 2025
Revenue
– Reported	3,879	3,227	6,928	3,823	(69)	17,788
– Currency translation	(6)	(11)	(28)	45	(30)	(30)
– Constant currency	3,873	3,216	6,900	3,868	(99)	17,758
ECL
– Reported	(303)	(271)	(165)	(204)	(65)	(1,008)
– Currency translation	1	—	3	(12)	—	(8)
– Constant currency	(302)	(271)	(162)	(216)	(65)	(1,016)
Operating expenses
– Reported	(1,201)	(1,405)	(4,049)	(2,351)	(1,070)	(10,076)
– Currency translation	1	5	8	(22)	30	22
– Constant currency	(1,200)	(1,400)	(4,041)	(2,373)	(1,040)	(10,054)
Share of profit in associates and joint ventures
– Reported	—	—	—	24	567	591
– Currency translation	—	—	—	—	23	23
– Constant currency	—	—	—	24	590	614
Profit before tax
– Reported	2,375	1,551	2,714	1,292	(637)	7,295
– Currency translation	(4)	(6)	(17)	11	23	7
– Constant currency	2,371	1,545	2,697	1,303	(614)	7,302
Loans and advances to external customers (net)
– Reported	224,264	295,608	312,200	150,654	160	982,886
– Currency translation	(1,373)	(3,694)	(1,013)	580	(2)	(5,502)
– Constant currency	222,891	291,914	311,187	151,234	158	977,384
External customer accounts
– Reported	508,691	344,033	610,275	273,849	399	1,737,247
– Currency translation	(3,540)	(4,299)	(4,817)	184	(6)	(12,478)
– Constant currency	505,151	339,734	605,458	274,033	393	1,724,769

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
32

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets – business segments
	At 30 Sep 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	142.4	160.7	429.4	95.5	94.4	922.4
Constant currency	142.4	160.7	429.4	95.5	94.4	922.4

	At 30 Jun 2026
Risk-weighted assets
Reported	140.0	156.5	426.3	89.3	94.3	906.4
Currency translation	0.1	0.4	—	(0.6)	—	(0.1)
Constant currency	140.1	156.9	426.3	88.7	94.3	906.3

Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our business segments for transactions that are classified as material notable items. See page 7 for further information on material notable items and the impact of strategic transactions.

Constant currency results
				of which
	9M26	9M25	Variance 9M26 vs. 9M25	Hong Kong	UK	CIB	IWPB	Corporate Centre
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	(486)	274	(760)	—	—	(122)	(348)	(290)
– distorting impact of operating results	—	558	(558)	—	—	(169)	(353)	(36)
– notable items	(486)	(284)	(202)	—	—	47	5	(254)
ECL	—	(2)	2	—	—	(1)	3	—
Operating expenses	(318)	(599)	281	—	(1)	353	23	(94)
– distorting impact of operating results	—	(250)	250	—	—	161	72	17
– notable items	(318)	(349)	31	—	(1)	192	(49)	(111)
Share of profit in associates and joint ventures	—	—	—	—	—	—	—	—
Profit before tax	(804)	(327)	(477)	—	(1)	230	(322)	(384)
– distorting impact of operating results	—	306	(306)	—	—	(9)	(278)	(19)
– notable items	(804)	(633)	(171)	—	(1)	239	(44)	(365)
Profit before tax[1]
– life insurance business in UK	(185)	(7)	(178)	—	—	—	(168)	(10)
– wind-down of M&A and ECM in the UK, Europe and US	(6)	(163)	156	—	—	156	—	—
– Australia retail banking business	(186)	—	(186)	—	—	—	(127)	(59)
– business in Malta	(351)	(45)	(306)	—	—	—	—	(306)
– business in Argentina[2]	—	(106)	106	—	—	—	—	106
– other strategic transactions	(76)	(6)	(69)	—	(1)	74	(27)	(115)
1Represents the impact on profit before tax due to strategic transactions, inclusive of the notable items impacts and the distorting impact of operating results.
This does not represent the profit before tax of each disposed business. In the case of wind-downs, there may be timing differences between the recognition of operating cost impacts and operating revenue impacts. These would arise in the event there is a timing lag between the impact of cost actions and the resultant impact on operating revenue.
21Q25 impacts relate to fair value losses on ADRs in Galicia received as part of the sale consideration for our business in Argentina, disposed of in 2Q25.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
33
Supplementary tables for Wealth
Wealth balances
The following table shows our Wealth balances, which include invested assets and Wealth deposits. From 1 January 2026, we have updated the definition of our Wealth balances to exclude Asset Management third-party distribution. This will enhance comparability with industry peers.

Wealth balances[1]
	At
	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$bn	$bn	$bn
Private Bank invested assets[2]	452	453	468
Retail invested assets	521	515	484
Invested assets[1]	973	968	952
– of which: The Hongkong and Shanghai Banking Corporation Limited	688	682	650
Wealth deposits (Premier and Private Bank)[3]	631	609	585
– of which: The Hongkong and Shanghai Banking Corporation Limited	431	408	388
Total reported Wealth balances	1,604	1,577	1,537
– of which: The Hongkong and Shanghai Banking Corporation Limited	1,119	1,090	1,038
1Invested assets are not reported on the Group’s balance sheet, except where it is deemed that we are acting as principal rather than agent in our role as investment manager.
2Private Bank client balances, which comprise invested assets and customer deposits, were $557bn (2Q26: $554bn, 3Q25: $566bn).
3Premier and Private Bank deposits, which include Prestige deposits in Hang Seng Bank, form part of the total IWPB, Hong Kong and UK businesses’ customer accounts balance on page 37.
Net new money
Net new money (‘NNM‘) represents our net customer inflows from Private Bank and Retail invested assets and Wealth deposits. It excludes foreign exchange movements and market and other movements not relating to client inflows/outflows, which are reported within ‘foreign exchange and others’ and ‘net market movements’, respectively. This metric excludes net customer inflows from Asset Management third-
party distribution. From 1 January 2026, we disclose NNM as our key Wealth metric, offering greater comparability to industry peers. We no longer disclose invested assets as a key metric.

Net new money
	Quarter ended
	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$bn	$bn	$bn
Opening balance	1,577	1,570	1,475
Net new money[1]	41	25	12
– of which: net new invested assets	17	22	15
– of which: change in deposits	24	3	(3)
Net market movements	(10)	27	55
Foreign exchange and others[2,3]	(4)	(45)	(5)
Closing balance	1,604	1,577	1,537

Net new money – The Hongkong and Shanghai Banking Corporation Limited	38	22	11
– of which: net new invested assets	14	19	13
– of which: change in deposits	24	3	(2)
1Clients’ assets are translated at the average quarterly rates of foreign exchange applicable to the respective quarters, with the effects of currency translation reported separately.
2Includes $22bn related to strategic transactions, including the reclassification as held for sale of Wealth balances associated with the announced sales of HSBC
Life Singapore, our Indonesian retail banking business and our business in Malta, deposit outflows following the announced exit from our retail banking business in Australia, and foreign exchange impacts on Wealth balances.
3Includes in 2Q26 cancellation of $25bn of unlisted shares in custody at 31 March 2026, where conversion occurred during the second quarter, noting post-
conversion shares are subject to transfer restrictions.
Asset Management: funds under management
In addition to HSBC-distributed assets reported under Wealth balances, Asset Management also manages third-party distributed assets. The table below shows Asset Management’s funds under management, including third-party distributed assets.

Asset Management – reported funds under management
	Quarter ended
	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$bn	$bn	$bn
Wealth balances (HSBC distributed assets)	298	306	284
Third-party distributed assets	650	622	568
Total funds under management	948	928	852

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
34

Asset Management – invested assets
	Quarter ended
	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$bn	$bn	$bn
Opening balance	928	863	808
Net new invested assets	23	25	22
Net market movements, foreign exchange and other movements	(3)	40	22
Closing balance	948	928	852
– of which: The Hongkong and Shanghai Banking Corporation Limited	285	279	265

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
35
Alternative performance measures
The following tables provide the calculation, definition and reconciliation of alternative performance measures to the closest reported performance measure. For further details and an explanation of their basis of preparation, including constant currency, notable items and material notable items, and the impact of strategic transactions and hyperinflationary accounting, see page 7.

Alternative performance measure	Definition
Reported revenue excluding notable items	Reported revenue after excluding notable items reported under revenue
Reported profit before tax excluding notable items	Reported profit before tax after excluding notable items reported under revenue less notable items reported under operating expenses
Constant currency revenue excluding notable items	Reported revenue excluding notable items and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items	Reported profit before tax excluding notable items and the impact of foreign exchange translation
Constant currency revenue excluding notable items and strategic transactions	Reported revenue excluding notable items, strategic transactions and the impact of foreign exchange translation
Constant currency profit before tax excluding notable items and strategic transactions	Reported profit before tax excluding notable items, strategic transactions and the impact of foreign exchange translation
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders

Average ordinary shareholders’ equity
Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets and notable items

Average ordinary shareholders’ equity adjusted for goodwill and intangibles
Net asset value per ordinary share	Total ordinary shareholders’ equity[1]

Basic number of ordinary shares in issue after deducting own shares held
Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[2]

Basic number of ordinary shares in issue after deducting own shares held
Banking net interest income	Banking net interest income adjusts our reported NII, primarily for the impact of funding trading and fair value activities reported in interest expense and to exclude third-party insurance NII[3]
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers	Annualised constant currency ECL

Constant currency average gross loans and advances to customers
Expected credit losses and other credit impairment charges as a % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL

Constant currency average gross loans and advances to customers, including held for sale
Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items
Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts

Weighted average number of ordinary shares outstanding after deducting own shares held
1Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
2Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
3For details on the calculation of banking NII, see page 13.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
36

Constant currency revenue and profit before tax excluding notable items and strategic transactions
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Revenue
Reported	56,362	51,910	18,620	19,118	17,788
Notable items	486	1,387	60	(75)	112
Reported revenue excluding notable items	56,848	53,297	18,680	19,043	17,900
Currency translation[1]	—	721	—	(19)	(29)
Constant currency revenue excluding notable items	56,848	54,018	18,680	19,024	17,871
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(558)	—	(19)	(217)
Constant currency revenue excluding notable items and strategic transactions	56,848	53,460	18,680	19,005	17,654
Profit before tax
Reported	29,154	23,105	9,632	10,146	7,295
Notable items	1,262	4,926	389	194	1,808
Reported profit before tax excluding notable items	30,416	28,031	10,021	10,340	9,103
Currency translation[1]	—	341	—	(1)	3
Constant currency profit before tax excluding notable items	30,416	28,372	10,021	10,339	9,106
Constant currency impact of strategic transactions (distorting impact of operating results between periods)[2]	—	(306)	—	(16)	(132)
Constant currency profit before tax excluding notable items and strategic transactions	30,416	28,066	10,021	10,323	8,974
1Currency translation on the reported balance excluding currency translation on notable items.
2For more details of strategic transactions, see ‘Strategic transactions supplementary analysis‘ on page 32.

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Profit after tax
Profit attributable to the ordinary shareholders of the parent company	21,716	16,383	7,090	7,688	4,873
Impairment of goodwill and other intangible assets (net of tax)	118	64	82	6	40
Profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	21,834	16,447	7,172	7,694	4,913
Impact of notable items	971	4,441	219	151	1,727
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	22,805	20,888	7,391	7,845	6,640
Equity
Average total shareholders‘ equity	196,900	189,942	196,278	196,751	191,992
Effect of average preference shares and other equity instruments	(22,261)	(19,805)	(23,057)	(22,960)	(20,716)
Average ordinary shareholders’ equity	174,639	170,137	173,221	173,791	171,276
Effect of goodwill and other intangibles (net of deferred tax)	(12,356)	(11,961)	(12,398)	(12,297)	(12,272)
Average tangible equity	162,283	158,176	160,823	161,494	159,004
Ratio	%	%	%	%	%
Return on average ordinary shareholders’ equity (annualised)	16.6	12.9	16.2	17.7	11.3
Return on average tangible equity (annualised)	18.0	13.9	17.7	19.1	12.3
Return on average tangible equity excluding notable items (annualised)	18.8	17.7	18.2	19.5	16.6
To better align our RoTE excluding notable items measure with market practice, from our 2025 full-year results we no longer adjust the ‘average tangible equity‘ for the post-tax impact of notable items in each period. Comparatives have been re-presented.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
37

Return on average tangible equity by business segment
	Nine months ended 30 Sep 2026
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Profit before tax	7,703	5,174	10,855	3,741	1,681	29,154
Tax expense	(1,357)	(1,485)	(2,383)	(688)	(349)	(6,262)
Profit after tax	6,346	3,689	8,472	3,053	1,332	22,892
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(227)	(183)	(472)	(105)	(189)	(1,176)
Profit attributable to ordinary shareholders of the parent company	6,119	3,506	8,000	2,948	1,143	21,716
Other adjustments	169	296	(117)	(38)	(192)	118
Profit attributable to ordinary shareholders	6,288	3,802	7,883	2,910	951	21,834
Impact of notable items	6	24	40	329	572	971
Profit attributable to ordinary shareholders excluding notable items	6,294	3,826	7,923	3,239	1,523	22,805
Average tangible shareholders’ equity	19,397	23,879	58,463	16,603	43,941	162,283
RoTE (%) (annualised)	43.3	21.3	18.0	23.4	2.9	18.0
RoTE (%), excluding notable items (annualised)	43.4	21.4	18.1	26.1	4.6	18.8

	Nine months ended 30 Sep 2025
Profit before tax	6,904	4,661	9,392	3,384	(1,236)	23,105
Tax expense	(1,286)	(1,287)	(2,067)	(724)	203	(5,161)
Profit after tax	5,618	3,374	7,325	2,660	(1,033)	17,944
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(655)	(158)	(401)	(182)	(165)	(1,561)
Profit attributable to ordinary shareholders of the parent company	4,963	3,216	6,924	2,478	(1,198)	16,383
Other adjustments	253	165	(129)	(34)	(191)	64
Profit attributable to ordinary shareholders	5,216	3,381	6,795	2,444	(1,389)	16,447
Impact of notable items	7	44	596	261	3,533	4,441
Profit attributable to ordinary shareholders excluding notable items	5,223	3,425	7,391	2,705	2,144	20,888
Average tangible shareholders’ equity	20,589	20,366	56,066	18,325	42,830	158,176
RoTE (%) (annualised)	33.9	22.2	16.2	17.8	(4.3)	13.9
RoTE (%), excluding notable items (annualised)	33.9	22.5	17.6	19.7	6.7	17.7

Reported and constant currency results – legal entities

Reported and constant currency results – legal entities
	Nine months ended 30 Sep 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total	of which: UK operating banks[2]
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	11,054	7,878	30,155	1,884	3,854	2,741	2,075	(3,279)	56,362	15,616
ECL	(701)	(660)	(1,095)	(190)	(30)	(469)	(42)	2	(3,185)	(1,283)
Operating expenses	(4,270)	(5,363)	(11,916)	(992)	(2,463)	(1,714)	(1,146)	1,616	(26,248)	(7,040)
Share of profit in associates and joint ventures less impairment	1	35	1,639	—	—	13	540	(3)	2,225	36
Profit before tax	6,084	1,890	18,783	702	1,361	571	1,427	(1,664)	29,154	7,329
Loans and advances to external customers (net)	327,928	98,776	492,263	25,986	56,622	24,297	3,986	—	1,029,858	371,902
Customer accounts	373,218	326,220	966,543	35,915	96,239	27,249	11,071	346	1,836,801	573,235
1Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank
Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $1.1bn.
2    UK operating banks comprises our ring-fenced bank, HSBC UK Bank plc, and our UK non-ring-fenced bank in HSBC Bank plc.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
38

Notable items – legal entities
	Nine months ended 30 Sep 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total	of which: UK operating banks
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(234)	(2)	—	1	—	—	(251)	(486)	6
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(97)	(205)	—	(4)	—	(5)	(7)	(318)	(17)
Restructuring and other related costs[2]	(103)	(62)	(153)	(11)	(32)	(65)	(10)	(22)	(458)	(140)
1Amounts in 9M26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, $0.3bn of disposal losses recognised upon the classification as ‘held for sale’ of HSBC Continental Europe’s shareholding in
HSBC Bank Malta plc, and disposal losses relating to HSBC Australia’s portfolios of home and personal loans and credit cards, which together with related restructuring costs and write-downs reported in operating expenses, totalled $0.2bn in 3Q26.
2    Amounts relate to organisational simplification provisions recognised in 2026.

Reconciliation of reported results to constant currency results – legal entities
	Nine months ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-group eliminations	Total	of which: UK operating banks
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	10,202	7,799	26,479	1,899	3,527	2,568	1,833	(2,397)	51,910	14,206
– Currency translation	233	241	(7)	—	—	308	(46)	(70)	659	336
– Constant currency	10,435	8,040	26,472	1,899	3,527	2,876	1,787	(2,467)	52,569	14,542
ECL
– Reported	(609)	(123)	(1,208)	(163)	(169)	(584)	(22)	(71)	(2,949)	(636)
– Currency translation	(13)	(5)	4	—	—	(70)	1	1	(82)	(13)
– Constant currency	(622)	(128)	(1,204)	(163)	(169)	(654)	(21)	(70)	(3,031)	(649)
Operating expenses
– Reported	(4,146)	(7,033)	(11,100)	(965)	(2,502)	(1,469)	(1,044)	1,161	(27,098)	(8,439)
– Currency translation	(95)	(166)	(55)	—	—	(176)	23	62	(407)	(161)
– Constant currency	(4,241)	(7,199)	(11,155)	(965)	(2,502)	(1,645)	(1,021)	1,223	(27,505)	(8,600)
Share of profit/(loss) in associates and joint ventures
– Reported	—	60	664	—	—	8	513	(3)	1,242	60
– Currency translation	—	—	27	—	—	1	(1)	1	28	—
– Constant currency	—	60	691	—	—	9	512	(2)	1,270	60
Profit/(loss) before tax
– Reported	5,447	703	14,835	771	856	523	1,280	(1,310)	23,105	5,191
– Currency translation	125	70	(31)	—	—	63	(23)	(6)	198	162
– Constant currency	5,572	773	14,804	771	856	586	1,257	(1,316)	23,303	5,353
Loans and advances to external customers (net)
– Reported	305,503	108,308	460,790	22,835	56,528	25,113	3,809	—	982,886	350,569
– Currency translation	(3,817)	(2,633)	784	(7)	—	478	(307)	—	(5,502)	(4,380)
– Constant currency	301,686	105,675	461,574	22,828	56,528	25,591	3,502	—	977,384	346,189
Customer accounts
– Reported	368,585	309,673	882,380	39,935	99,160	27,235	10,262	17	1,737,247	559,499
– Currency translation	(4,606)	(5,889)	(1,521)	(22)	—	519	(959)	—	(12,478)	(6,992)
– Constant currency	363,979	303,784	880,859	39,913	99,160	27,754	9,303	17	1,724,769	552,507
1Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank
Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $1.1bn and constant currency profit before tax of $1.1bn.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
39

Notable items – legal entities (continued)
	Nine months ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-group eliminations	Total	of which: UK operating banks
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	(160)	—	(1)	—	—	—	(122)	(283)	(66)
Dilution loss of interest in BoCom associate[2]	—	—	(1,138)	—	—	—	—	34	(1,104)	—
Operating expenses
Disposals, wind-downs, acquisitions and related costs	1	(259)	(22)	(13)	(20)	—	—	(32)	(345)	(23)
Restructuring and other related costs[3]	(107)	(239)	(199)	(21)	(54)	(29)	(27)	(97)	(773)	(161)
Legal provisions[4]	—	(1,421)	—	—	—	—	—	—	(1,421)	(1,415)
Impairment loss of interest in BoCom associate[2]	—	—	(1,000)	—	—	—	—	—	(1,000)	—
1Includes a $0.1bn fair value loss on Galicia‘s ADRs received as purchase consideration from the sale of our business in Argentina, which were disposed of in
2Q25.
2Includes a loss of $1.1bn inclusive of reserves recycling as a result of the dilution of our shareholding in BoCom. We have also recognised a $1.0bn impairment loss following an impairment test on the carrying value of the Group’s investment in BoCom in ‘Impairment loss of interest in BoCom associate’.
3Amounts include organisational simplification provision recognised in 2025.
4Includes a $1.1bn provision recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L.
Madoff Investment Securities LLC fraud and a $0.3bn provision recognised in connection with certain historical trading activities in HSBC Bank plc.

Reported and constant currency results – legal entities
	Quarter ended 30 Sep 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue	3,794	2,585	9,884	624	1,258	873	639	(1,037)	18,620
ECL	(183)	(118)	(297)	(65)	(2)	(154)	(14)	1	(832)
Operating expenses	(1,428)	(1,758)	(4,143)	(331)	(830)	(557)	(375)	600	(8,822)
Share of profit/(loss) in associates and joint ventures	1	7	442	—	—	4	213	(1)	666
Profit/(loss) before tax	2,184	716	5,886	228	426	166	463	(437)	9,632
Loans and advances to external customers (net)	327,928	98,776	492,263	25,986	56,622	24,297	3,986	—	1,029,858
External customer accounts	373,218	326,220	966,543	35,915	96,239	27,249	11,071	346	1,836,801
1Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank
Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $0.4bn.

Notable items – legal entities
	Quarter ended 30 Sep 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs[1]	—	30	(54)	—	1	—	—	(37)	(60)
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(40)	(152)	—	—	—	(2)	5	(189)
Restructuring and other related costs[2]	(44)	(43)	(57)	(4)	(10)	(24)	(3)	45	(140)
1Amounts in 3Q26 include disposal losses relating to HSBC Australia’s portfolios of home and personal loans and credit cards, which together with related restructuring costs and write-downs reported in operating expenses, totalled $0.2bn.
2Amounts relate to organisational simplification provisions recognised in 3Q26.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
40

Reconciliation of reported results to constant currency results – legal entities
	Quarter ended 30 Jun 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	3,638	2,757	10,144	623	1,347	895	758	(1,044)	19,118
– Currency translation	3	(13)	(10)	—	—	5	(2)	(3)	(20)
– Constant currency	3,641	2,744	10,134	623	1,347	900	756	(1,047)	19,098
ECL
– Reported	(310)	(86)	(486)	(32)	22	(165)	4	1	(1,052)
– Currency translation	—	—	—	1	—	—	—	(1)	—
– Constant currency	(310)	(86)	(486)	(31)	22	(165)	4	—	(1,052)
Operating expenses
– Reported	(1,390)	(1,796)	(3,951)	(336)	(829)	(615)	(395)	607	(8,705)
– Currency translation	(1)	10	4	—	—	(4)	4	2	15
– Constant currency	(1,391)	(1,786)	(3,947)	(336)	(829)	(619)	(391)	609	(8,690)
Share of profit/(loss) in associates and joint ventures
– Reported	—	10	605	—	—	3	167	—	785
– Currency translation	—	—	6	—	—	—	(1)	—	5
– Constant currency	—	10	611	—	—	3	166	—	790
Profit/(loss) before tax
– Reported	1,938	885	6,312	255	540	118	534	(436)	10,146
– Currency translation	2	(3)	—	1	—	1	1	(2)	—
– Constant currency	1,940	882	6,312	256	540	119	535	(438)	10,146
Loans and advances to external customers (net)
– Reported	317,625	103,045	492,522	24,921	55,360	24,602	4,030	—	1,022,105
– Currency translation	816	(350)	1,502	(1)	—	(746)	(150)	—	1,071
– Constant currency	318,441	102,695	494,024	24,920	55,360	23,856	3,880	—	1,023,176
External customer accounts
– Reported	373,493	328,018	944,892	39,074	102,418	28,522	11,188	98	1,827,703
– Currency translation	959	(257)	3,320	(2)	—	(865)	(547)	(2)	2,606
– Constant currency	374,452	327,761	948,212	39,072	102,418	27,657	10,641	96	1,830,309
1Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank
Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $0.3bn and constant currency profit before tax of $0.3bn.

Notable items – legal entities (continued)
	Quarter ended 30 Jun 2026
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	—	31	52	—	—	—	—	(8)	75
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(26)	(43)	—	(1)	—	(2)	(7)	(79)
Restructuring and other related costs[1]	(37)	(13)	(66)	(5)	(15)	(27)	(6)	(21)	(190)
1Amounts relate to organisational simplification provisions recognised in 2Q26.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
41

Reconciliation of reported results to constant currency results – legal entities (continued)
	Quarter ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
– Reported	3,559	2,441	9,140	645	1,208	903	666	(774)	17,788
– Currency translation	(11)	(15)	(14)	(1)	—	71	(26)	(34)	(30)
– Constant currency	3,548	2,426	9,126	644	1,208	974	640	(808)	17,758
ECL
– Reported	(269)	(24)	(298)	(115)	(19)	(201)	(9)	(73)	(1,008)
– Currency translation	—	—	5	—	—	(16)	—	3	(8)
– Constant currency	(269)	(24)	(293)	(115)	(19)	(217)	(9)	(70)	(1,016)
Operating expenses
– Reported	(1,461)	(3,227)	(3,797)	(327)	(823)	(511)	(358)	428	(10,076)
– Currency translation	7	18	(3)	1	—	(40)	14	25	22
– Constant currency	(1,454)	(3,209)	(3,800)	(326)	(823)	(551)	(344)	453	(10,054)
Share of profit/(loss) in associates and joint ventures
– Reported	—	20	406	—	—	2	164	(1)	591
– Currency translation	—	—	23	—	—	—	—	—	23
– Constant currency	—	20	429	—	—	2	164	(1)	614
Profit/(loss) before tax
– Reported	1,829	(790)	5,451	203	366	193	463	(420)	7,295
– Currency translation	(4)	3	11	—	—	15	(12)	(6)	7
– Constant currency	1,825	(787)	5,462	203	366	208	451	(426)	7,302
Loans and advances to external customers (net)
– Reported	305,503	108,308	460,790	22,835	56,528	25,113	3,809	—	982,886
– Currency translation	(3,817)	(2,633)	784	(7)	—	478	(307)	—	(5,502)
– Constant currency	301,686	105,675	461,574	22,828	56,528	25,591	3,502	—	977,384
External customer accounts
– Reported	368,585	309,673	882,380	39,935	99,160	27,235	10,262	17	1,737,247
– Currency translation	(4,606)	(5,889)	(1,521)	(22)	—	519	(959)	—	(12,478)
– Constant currency	363,979	303,784	880,859	39,913	99,160	27,754	9,303	17	1,724,769
1Includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of SAB), which do not consolidate into HSBC Bank
Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $0.3bn and constant currency profit before tax of $0.3bn.

Notable items – legal entities (continued)
	Quarter ended 30 Sep 2025
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, wind-downs, acquisitions and related costs	—	(104)	—	(1)	1	—	—	(40)	(144)
Dilution loss of interest in BoCom associate	—	—	(2)	—	—	—	—	34	32
Operating expenses
Disposals, wind-downs, acquisitions and related costs	—	(93)	(12)	(7)	(3)	—	—	(3)	(118)
Restructuring and other related costs[1]	(25)	(30)	(61)	(8)	(14)	(14)	1	(6)	(157)
Legal provisions[2]	—	(1,421)	—	—	—	—	—	—	(1,421)
1Amounts relate to organisational simplification provisions recognised in 3Q25.
2Includes a $1.1bn provision recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L.
Madoff Investment Securities LLC fraud and a $0.3bn provision recognised in connection with certain historical trading activities in HSBC Bank plc.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
42

Net asset value and tangible net asset value per ordinary share
	At
	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m
Total shareholders’ equity	195,875	196,682	191,430
Preference shares and other equity instruments	(22,407)	(23,708)	(20,716)
Total ordinary shareholders’ equity	173,468	172,974	170,714
Goodwill and intangible assets (net of deferred tax)	(12,474)	(12,322)	(12,263)
Tangible ordinary shareholders’ equity	160,994	160,652	158,451
Basic number of $0.50 ordinary shares outstanding, after deducting own shares held (millions)	17,111	17,164	17,183
Value per share	$	$	$
Net asset value per ordinary share	10.14	10.08	9.94
Tangible net asset value per ordinary share	9.41	9.36	9.22

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
43

ECL as a % of average gross loans and advances to customers, and ECL as a % of average gross loans and advances to customers, including held for sale
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL‘)	(3,185)	(2,949)	(832)	(1,052)	(1,008)
Currency translation	—	(82)	—	—	(8)
Constant currency	(3,185)	(3,031)	(832)	(1,052)	(1,016)
Average gross loans and advances to customers	1,021,835	970,109	1,037,478	1,023,571	992,630
Currency translation	(889)	10,294	515	1,037	(7,802)
Constant currency	1,020,946	980,403	1,037,993	1,024,608	984,828
Average gross loans and advances to customers, including held for sale	1,032,916	971,947	1,055,082	1,029,319	995,193
Currency translation	(919)	10,358	506	1,003	(7,793)
Constant currency	1,031,997	982,305	1,055,588	1,030,322	987,400

Ratios	%	%	%	%	%
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers (%)	0.42	0.41	0.32	0.41	0.41
Expected credit losses and other credit impairment charges (annualised) as a % of average gross loans and advances to customers, including held for sale (%)	0.41	0.41	0.31	0.41	0.41

Target basis operating expenses
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Reported operating expenses	26,248	27,098	8,822	8,705	10,076
Notable items	(776)	(2,539)	(329)	(269)	(1,696)
– disposals, wind-downs, acquisitions and related costs	(318)	(345)	(189)	(79)	(118)
– restructuring and other related costs[1]	(458)	(773)	(140)	(190)	(157)
– legal provisions[2]	—	(1,421)	—	—	(1,421)
Currency translation[3]	—	393	—	(13)	(17)
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate	—	28	—	3	10
Target basis operating expenses	25,472	24,980	8,493	8,426	8,373
1Amounts include restructuring provisions related to the organisational simplification.
2During 3Q25, a $1.1bn provision was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the
Bernard L. Madoff Investment Securities LLC fraud and a $0.3bn provision was recognised in connection with certain historical trading activities in HSBC Bank plc.
3Currency translation on reported operating expenses, excluding currency translation on notable items.

Basic earnings per share excluding material notable items and related impacts
	Nine months ended		Quarter ended
	30 Sep 2026	30 Sep 2025	30 Sep 2026	30 Jun 2026	30 Sep 2025
	$m	$m	$m	$m	$m
Profit attributable to shareholders of company	22,811	17,341	7,552	7,914	5,284
Coupon payable on capital securities classified as equity	(1,095)	(958)	(462)	(226)	(411)
Profit attributable to ordinary shareholders of company	21,716	16,383	7,090	7,688	4,873
Dilution and impairment losses of interest in associate	—	1,956	—	—	(32)
Legal provisions[1]	—	1,100	—	—	1,100
Impact of disposals, wind-downs, acquisitions and related costs[2]	590	507	42	12	224
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	22,306	19,946	7,132	7,700	6,165

Number of shares
Weighted average basic number of ordinary shares after deducting own shares held (millions)	17,146	17,529	17,145	17,163	17,297
Basic earnings per share ($)	1.27	0.93	0.41	0.45	0.28
Basic earnings per share excluding material notable items and related impacts ($)	1.30	1.14	0.42	0.45	0.36
1Amounts in 3Q25 include a $1.1bn provision that was recognised in connection with a claim brought by Herald Fund SPC in the Luxembourg District Court, relating to the Bernard L. Madoff Investment Securities LLC fraud.
2Amounts in 9M26 include $0.2bn from the recycling of foreign currency translation reserve losses arising on completion of the sale of our UK life insurance business, HSBC Life (UK) Limited, $0.3bn of disposal losses recognised upon the ‘held for sale‘ classification of HSBC Continental Europe’s shareholding in
HSBC Bank Malta plc, a $0.1bn loss inclusive of related impacts from the exit, and wind-down, of our retail banking business in Australia, offset by a $0.1bn impact relating to the sale of our Singapore insurance business. Amounts in 9M25 include a $0.2bn impact from the sale of our French and UK life insurance businesses, a $0.1bn impact from the sale of our business in Argentina and a $0.1bn impact from the sale of our private banking, custody and fund administration businesses in Germany.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
44
Risk

Managing risk
We maintain a proactive approach to managing our exposure to economic, financial and geopolitical risks, supported by continuous monitoring and review. Developments in these areas have historically affected, and may in the future adversely affect, HSBC’s customers, operations and overall risk profile, including financial risks.
Geopolitical developments, particularly the conflict in the Middle East, remain a source of uncertainty and have resulted in periodic financial market volatility, higher and more volatile oil and gas prices, and supply chain disruption. This environment is contributing to higher inflation with associated upward pressure on interest rates, while increasing the risk of a slowdown in global growth. For some countries, particularly those in the Middle East, where oil and gas output has been disrupted and travel, logistics and other sectors are affected, the impact on growth is already significant. Supply chain disruptions have materialised in some key trade corridors and could have long-lasting implications for the direction of trade, and for energy, military and economic security. We keep developments under close review with a focus on potential impacts on our Gulf operations, as well as our customers and suppliers.
We also continue to monitor the Russia-Ukraine war, including hybrid attacks across Europe attributed to Russia, and any indication of other potential military action or conflict elsewhere. Heightened strategic competition between the US and China, including cross-border investment restrictions, is also affecting the configuration of global supply chains, which may in turn affect the Group’s operations.
Sanctions and restrictions on trade and investment are continually evolving in response to geopolitical events and may adversely affect the
Group, our customers and the markets in which the Group operates. These factors may result in increased legal, regulatory, reputational and market risks, and a more complex operating environment.
Trade and tariff policies remain a source of uncertainty for businesses and consumers. Changes to tariff rates, including sector-specific measures, could reduce capital investment and consumer spending, disrupt supply chains and dampen global trade growth. While the reconfiguration of trade and supply routes may create new opportunities for investment and growth, it could also have an adverse impact on the
Group and our customers.
We remain subject to interest rate risk, which can affect net interest income, the fair value of our assets and liabilities, and overall financial performance. Changes in inflation expectations, energy prices, fiscal policy and geopolitical developments may increase interest rate volatility by altering market expectations for the timing and pace of interest rate changes by major central banks. As inflationary pressures have increased, major central banks have adopted a more restrictive policy stance. At the beginning of 2026, markets expected both the US Federal Reserve and the Bank of England (‘BoE’) to reduce policy rates. However, in the year to date, the US Federal Reserve has raised its interest rate once, while the BoE has left its policy rate unchanged.
Higher interest rates, or a prolonged period of restrictive policy, could reduce loan demand across key consumer and business segments, weaken credit quality and weigh on real estate and other asset prices. By contrast, lower interest rates, or faster than expected policy easing, could put downward pressure on net interest margins and adversely affect profitability. Interest rate uncertainty may contribute to broader market volatility, affecting funding costs, hedging effectiveness and the valuation of financial instruments.
Exchange rate volatility may also affect our risk exposure through mark-to-market changes in trading positions and the translation effects of currency movements.
Our risk profile may be influenced by fiscal policies, public deficits and levels of sovereign indebtedness. In many of our major markets, government debt has increased, reflecting higher social welfare commitments and expenditure on defence, energy security and climate transition. In the year to date, yields on long-term government debt have increased across major economies, amid concerns over fiscal outlooks and increased debt issuance. Higher sovereign borrowing costs could constrain fiscal capacity and adversely affect debt sustainability, particularly for highly indebted sovereigns. Elevated issuance and refinancing needs, together with changes in investor demand and market liquidity, could increase sovereign funding pressures. The growing role of non-bank financial institutions in holding and intermediating sovereign debt may amplify the transmission of market volatility, as leveraged positions can trigger forced sales when yields rise or funding conditions tighten, impairing liquidity across markets. Higher yields could also reduce the value of our sovereign bond holdings and increase private sector borrowing costs, as well as funding and refinancing risks for our customers and counterparties, with potentially negative implications for credit quality and market conditions.
More broadly, the continued growth of private equity and debt markets, and their increasing interconnectedness with banks and other financial institutions, may amplify the transmission of credit, liquidity and valuation risks across the financial system.
We continue to monitor investment and developments in the artificial intelligence (‘AI’) and technology sectors. While AI may improve productivity and support growth, there is a risk that the expected gains will fail to materialise or will take longer than expected. This could contribute to a disruptive correction to the valuations of AI and technology-related assets. AI adoption could also disrupt established business models and labour markets, potentially increasing unemployment in certain sectors and markets. These risks could affect HSBC’s risk profile and earnings by impairing the creditworthiness of borrowers, increasing the financial vulnerability of customers and decreasing the value of collateral and other claims.
In Hong Kong, real estate market conditions continued to stabilise in the third quarter of 2026. The recovery nevertheless remains uneven, with improved leasing activity in prime office and retail locations but higher vacancies, valuation pressure and subdued investor appetite continuing in non-prime segments. Sentiment in the residential property market remains resilient. The recent increase in interest rates and inflationary pressure present a headwind to the broader recovery. Further increases could weaken sentiment and trigger a softening of demand.
In the third quarter of 2026, management adjustments to ECL were applied to reflect sector or portfolio risks that are not fully captured by our models. We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business.
At 30 September 2026, our CET1 ratio decreased to 13.9% from 14.1% at 30 June 2026, and our liquidity coverage ratio (‘LCR’) was 132%, down from 134% at 30 June 2026.
ÑFor further details of our Central and other economic scenarios, see page 48.
ÑFor further details on our CET1 ratio, see ‘Capital risk‘ on page 55.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
45
Credit risk
Summary of credit risk
At 30 September 2026, gross loans and advances to banks and customers of $1,146bn increased by $38.0bn on a reported basis compared with
31 December 2025. Gross loans and advances to customers increased by $42.1bn and gross loans and advances to banks decreased by $4.1bn.
This included total adverse foreign exchange movements of $6.0bn.
On a constant currency basis, the increase of $47.7bn in loans and advances to customers was driven by higher balances in our CIB business
(up $23.1bn), our UK business (up $17.8bn) and in our Hong Kong business (up $15.3bn). These were partly offset by an $8.5bn decrease in our
IWPB business.
The increase in CIB was driven by higher balances in our entities in Asia, the US and the Middle East across several sectors.
In our UK business, the increase was primarily driven by higher corporate and commercial exposures in addition to mortgage growth.
The increase in our Hong Kong business was primarily driven by higher balances across other personal lending and corporate and commercial exposures.
The decrease in IWPB was driven by the classification to held for sale of loans from the planned sale of our portfolios of home and personal loans, and credit card balances in Australia. This was partly offset by growth in our entities in India and Hong Kong.
At 30 September 2026, the allowance for ECL of $11.9bn increased by $0.7bn compared with 31 December 2025, including write-offs of $2.8bn and favourable foreign exchange movements of $0.1bn. The $11.9bn allowance comprised $11.5bn in respect of assets held at amortised cost and $0.4bn in respect of loan commitments and financial guarantees.
On a constant currency basis, the allowance for ECL in relation to loans and advances to customers increased by $0.8bn. This was attributable to:
–a $0.8bn increase in allowance for ECL on wholesale loans and advances to customers, which included a $0.7bn increase in stage 3 and a
$0.1bn increase in stages 1 and 2; and
–a broadly unchanged allowance for ECL on personal loans and advances to customers across all stages.
The ECL charge for the first nine months of 2026 was $3.2bn (9M25: $2.9bn), inclusive of recoveries. It comprised: $1.1bn in respect of CIB;
$0.8bn in respect of the Hong Kong business; $0.7bn in respect of the UK business; and $0.6bn in respect of IWPB.
ÑFor further details on ECL charges in each of our business segments, see pages 17 and 46.
The 9M26 charge primarily reflected a $0.5bn fraud-related, secondary, securitisation exposure with a financial sponsor in the UK in our CIB business, as well as an increase in allowances to reflect heightened uncertainty and a deterioration in the forward economic outlook due to the ongoing conflict in the Middle East. The net ECL charge in the Hong Kong CRE sector was $0.3bn in 9M26.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment at 30 September 2026
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	241,483	316,323	339,876	143,350	177	1,041,209	(4,276)	(2,132)	(3,430)	(1,477)	(36)	(11,351)
Loans and advances to banks at amortised cost	15,190	4,735	67,816	15,736	864	104,341	(1)	—	(8)	(2)	(1)	(12)
Other financial assets measured at amortised cost	75,268	101,098	644,835	97,605	53,493	972,299	(12)	(12)	(75)	(65)	—	(164)
– cash and balances at central banks	5,727	54,184	148,522	13,335	695	222,463	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	45,298	45,298	—	—	—	—	—	—
– reverse repurchase agreements – non- trading	6,717	15,979	268,075	5,675	—	296,446	—	—	—	—	—	—
– financial investments	55,709	27,911	93,111	41,337	3,401	221,469	—	(1)	(7)	(6)	—	(14)
– assets held for sale[2]	—	—	2,293	30,432	1	32,726	—	—	(20)	(49)	—	(69)
– other assets[3]	7,115	3,024	132,834	6,826	4,098	153,897	(12)	(11)	(48)	(10)	—	(81)
Total on-balance sheet	331,941	422,156	1,052,527	256,691	54,534	2,117,849	(4,289)	(2,144)	(3,513)	(1,544)	(37)	(11,527)
Loan and other credit- related commitments	110,499	103,795	437,896	82,045	1,042	735,277	(17)	(124)	(183)	(7)	—	(331)
Financial guarantees	514	1,141	15,237	1,688	—	18,580	—	(14)	(38)	(1)	—	(53)
Total off-balance sheet[4]	111,013	104,936	453,133	83,733	1,042	753,857	(17)	(138)	(221)	(8)	—	(384)
At 30 Sep 2026	442,954	527,092	1,505,660	340,424	55,576	2,871,706	(4,306)	(2,282)	(3,734)	(1,552)	(37)	(11,911)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI‘)	132,648	21,881	173,621	48,702	16,815	393,667	(2)	(1)	(23)	(6)	—	(32)

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
46

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied – by business segment at 31 December 2025
	Gross carrying/nominal amount						Allowance for ECL[1]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Loans and advances to customers at amortised cost	227,608	301,537	318,113	151,657	176	999,091	(3,878)	(1,998)	(3,170)	(1,610)	(36)	(10,692)
Loans and advances to banks at amortised cost	11,696	7,302	67,909	16,630	4,932	108,469	—	—	(4)	(2)	(1)	(7)
Other financial assets measured at amortised cost	57,228	101,338	605,976	59,114	66,670	890,326	(25)	(10)	(68)	(25)	(1)	(129)
– cash and balances at central banks	6,531	49,542	167,889	18,174	723	242,859	—	—	—	—	—	—
– Hong Kong Government certificates of indebtedness	—	—	—	—	44,063	44,063	—	—	—	—	—	—
– reverse repurchase agreements – non- trading	5,931	24,847	259,919	6,354	1,341	298,392	—	—	—	—	—	—
– financial investments	38,438	23,602	74,491	28,344	17,226	182,101	(2)	(1)	(4)	(5)	—	(12)
– assets held for sale[2]	—	14	3,229	864	8	4,115	—	—	(18)	(9)	—	(27)
– other assets[3]	6,328	3,333	100,448	5,378	3,309	118,796	(23)	(9)	(46)	(11)	(1)	(90)
Total on-balance sheet	296,532	410,177	991,998	227,401	71,778	1,997,886	(3,903)	(2,008)	(3,242)	(1,637)	(38)	(10,828)
Loan and other credit- related commitments	106,246	100,162	358,554	125,138	692	690,792	(26)	(91)	(195)	(3)	—	(315)
Financial guarantees	588	1,061	14,118	1,709	—	17,476	(1)	(16)	(33)	(1)	—	(51)
Total off-balance sheet[4]	106,834	101,223	372,672	126,847	692	708,268	(27)	(107)	(228)	(4)	—	(366)
At 31 Dec 2025	403,366	511,400	1,364,670	354,248	72,470	2,706,154	(3,930)	(2,115)	(3,470)	(1,641)	(38)	(11,194)

	Fair value						Memorandum allowance for ECL[5]
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Debt instruments measured at FVOCI	130,998	27,795	174,611	48,939	1,225	383,568	(1)	—	(20)	(9)	—	(30)
1The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2At 30 September 2026, the gross carrying amount comprised $30.9bn of loans and advances to customers and banks (31 December 2025: $3.6bn) and $1.8bn of other financial assets at amortised cost (31 December 2025: $0.5bn). This included the planned sales of our portfolios of home and personal loans, and credit card balances in Australia ($25.7bn, 31 December 2025: Nil), our business in Malta ($4.5bn, 31 December 2025: Nil), our custody business in Germany ($0.1bn,
31 December 2025: $0.3bn) and completion of the sale of our businesses in Uruguay (Nil, 31 December 2025: $1.4bn) and in South Africa (Nil, 31 December
2025: $0.4bn). The corresponding allowance for ECL comprised $69m of loans and advances to customers and banks (31 December 2025: $27m).
3Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 14 comprises both financial and non-financial assets, including cash collateral and settlement accounts and items in the course of collection from other banks.
4Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in
‘Change in expected credit losses and other credit impairment charges’ in the income statement.

Change in expected credit losses and other credit impairment charges by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Nine months ended 30 Sep 2026	(788)	(687)	(1,110)	(600)	—	(3,185)
Nine months ended 30 Sep 2025	(1,161)	(599)	(465)	(657)	(67)	(2,949)

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
47

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 30 September 2026
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	938,636	79,884	22,339	350	1,041,209	(1,230)	(2,380)	(7,658)	(83)	(11,351)	0.1	3.0	34.3	23.7	1.1
Loans and advances to banks at amortised cost	103,951	389	1	—	104,341	(9)	(2)	(1)	—	(12)	—	0.5	100.0	—	—
Other financial assets measured at amortised cost	967,286	4,331	681	1	972,299	(86)	(26)	(52)	—	(164)	—	0.6	7.6	—	—
Loan and other credit- related commit- ments	716,338	17,950	984	5	735,277	(144)	(97)	(90)	—	(331)	—	0.5	9.1	—	—
Financial guarantees	16,604	1,751	225	—	18,580	(6)	(10)	(37)	—	(53)	—	0.6	16.4	—	0.3
At 30 Sep 2026	2,742,815	104,305	24,230	356	2,871,706	(1,475)	(2,515)	(7,838)	(83)	(11,911)	0.1	2.4	32.3	23.3	0.4

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2025
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	893,433	80,936	24,389	333	999,091	(1,201)	(2,318)	(7,097)	(76)	(10,692)	0.1	2.9	29.1	22.8	1.1
Loans and advances to banks at amortised cost	108,336	132	1	—	108,469	(4)	(2)	(1)	—	(7)	—	1.5	100.0	—	—
Other financial assets measured at amortised cost	888,491	1,651	184	—	890,326	(76)	(11)	(42)	—	(129)	—	0.7	22.8	—	—
Loan and other credit- related commit- ments	669,648	20,488	652	4	690,792	(149)	(97)	(69)	—	(315)	—	0.5	10.6	—	—
Financial guarantees	15,913	1,371	192	—	17,476	(8)	(17)	(26)	—	(51)	0.1	1.2	13.5	—	0.3
At 31 Dec 2025	2,575,821	104,578	25,418	337	2,706,154	(1,438)	(2,445)	(7,235)	(76)	(11,194)	0.1	2.3	28.5	22.6	0.4
1Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2Purchased or originated credit-impaired financial assets (‘POCI‘).

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
48
Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple scenarios based on economic forecasts and distributional estimates and apply these to credit risk models to estimate future credit losses. The results are then probability-weighted to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and market indicators and discussed key risks and uncertainties before selecting the economic scenarios and their probability weightings.
Management judgemental adjustments are used where modelled allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 30 September 2026, four economic scenarios were used to calculate ECL. These scenarios were selected to capture the latest economic expectations and to articulate management‘s view of the range of risks and potential outcomes.
Of those four standard scenarios, the Upside, Central and Downside are drawn from external consensus forecasts, market data and probability distributions that represent a range of potential economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks in the tail of the distribution.
In the third quarter of 2026, downside scenarios were calibrated as global energy supply shocks, where an escalation in geopolitical tensions and a significant rise in oil prices cause inflation and interest rates to rise, leading to a downturn in economic activity subsequently.
The scenarios are refreshed and updated with the latest economic forecasts and distributional estimates every quarter.
Description of economic scenarios
The consensus Central scenario reflects a baseline expectation that includes the effects of the rise in energy prices, inflation and higher interest rate expectations. The forecast assumes that growth across most of our major markets remains resilient to these factors and, while it slows, growth remains close to its trend rate. The main exception is the UAE, where the effect of the conflict in the Middle East on tourism, logistics and output is expected to have pushed the economy into recession this year.
In the Central scenario, US GDP growth is expected to remain supported by ongoing AI-related investment and consumer spending, and the forecast, relative to the fourth quarter of 2025, has improved. In the UK, the outlook has deteriorated and GDP growth forecasts are lower, with the economy expected to slow as the effects of higher inflation and interest rates impact on consumer spending and the housing market.
Relative to the fourth quarter of 2025, Hong Kong GDP forecasts have seen notable improvement as the territory has benefited from growth in trade-related demand for technology hardware and semiconductors, as well as demand for professional and financial services. Growth forecasts in the Chinese mainland have also improved as it benefits from growth in AI-related technology exports and gains global market share in other high value-added manufacturing sectors. The UAE remains the weakest economy and forecasts have been lowered due to the ongoing effects of the conflict in the Middle East on oil output and services activity.
Risks to the Central scenario outlook are captured in the outer scenarios. The key sources of forecast uncertainty in the third quarter of 2026 include the impact on oil prices from the conflict in the Middle East and the risk to inflation and interest rates. Uncertain trade policies also remain a headwind and tariff escalation is also a key feature in the configuration of downside scenarios.
The four global scenarios used for calculating ECL at 30 September 2026 were:
–The consensus Central scenario: In this scenario, global growth is expected to slow moderately over the remainder of 2026, as higher energy costs raise consumer prices and central banks tighten policy. The global AI investment cycle is expected to continue and partly offset the effect of those headwinds on aggregate growth. Oil prices are calibrated from market futures, which assume that prices decline gradually, that their inflationary effects are temporary and second order effects limited. Prices of Brent crude oil drop to $76 per barrel by the end of
2027. However, the US Federal Reserve, the BoE and European Central Bank are forecast to raise interest rates in the 12 months ahead to curb rising inflation risks. Consequently, activity and price growth in US, UK and European property markets, both residential and commercial, are expected to remain subdued. In Hong Kong, strong residential price growth is expected to moderate, while high vacancies and future supply are expected to constrain the commercial property recovery. Conditions in the property market in the Chinese mainland are expected to remain challenging. The US tariff rate, measured as an effective trade-weighted average, is assumed to be 9.7%, compared with 15% at the end of 2025.
–The consensus Upside scenario: This scenario features faster growth in economic activity than the consensus Central scenario. In this scenario, trade and geopolitical tensions ease, causing tariffs and oil prices to fall more quickly than assumed in the Central scenario.
Deregulation and technology-driven productivity gains also support demand. The improvement in confidence drives an acceleration in GDP growth and unemployment falls, while equity markets and house prices see accelerated gains.
–The consensus Downside scenario: This scenario assumes the conflict in the Middle East continues for longer than expected and that disruption through the Strait of Hormuz intensifies, such that oil and gas flows remain disrupted for a prolonged period. Brent crude oil is projected to peak at $124 per barrel. At the same time, the scenario assumes that capital expenditure-driven growth, related to AI, stalls. As a consequence, inflation and policy interest rates are assumed to rise more quickly than in the Central scenario as higher energy costs pass through to other sectors of the economy. Long-term government bond yields also rise quickly. In the scenario, these combined pressures lead to a weakening of demand, a deceleration in global growth, higher unemployment and tighter credit conditions. Equity markets and house prices also come under pressure. The scenario is consistent with an assumed US tariff rate, measured as an effective trade-weighted average, of 17%.
–The Downside 2 scenario: This scenario reflects management’s view of the tail-end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that lead to a deep global recession, including escalation of geopolitical risks, a more prolonged disruption to energy supplies, and labour market disruption due to the advancement of AI. Oil prices increase sharply and peak at
$132 per barrel, lifting inflation higher and causing central banks to raise interest rates. Higher inflation, rising short-term rates and concerns about sovereign debt issuance drive a sharp rise in government bond yields. The subsequent projected drop in demand leads to a rapid increase in unemployment, which then fails to recover back to pre-scenario levels. The scenario is consistent with an assumed US tariff rate, measured as an effective trade-weighted average, of 20%.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
49
The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside, consensus Downside and
Downside 2 scenarios.

Consensus Central scenario 4Q26–3Q31 (as at 3Q26)
	UK	US	Hong Kong	Chinese mainland	France	UAE	Mexico
GDP (annual average growth rate, %)[1]
2026	1.2	2.1	4.1	4.6	0.6	(0.9)	1.1
2027	1.1	2.1	2.8	4.4	0.9	8.0	1.8
2028	1.5	2.1	2.6	4.3	1.2	4.3	2.0
2029	1.5	2.2	2.2	4.1	1.2	3.8	2.1
2030	1.5	2.1	2.1	4.0	1.2	3.5	2.1
5-year average[2]	1.4	2.1	2.4	4.2	1.1	4.5	2.0
Unemployment rate (%)
2026	5.1	4.3	3.6	5.2	8.1	2.5	2.7
2027	5.2	4.3	3.4	5.2	8.1	2.3	3.0
2028	5.0	4.2	3.2	5.1	7.8	2.2	3.0
2029	4.8	4.2	3.0	5.0	7.6	2.2	3.1
2030	4.7	4.1	3.0	5.0	7.6	2.1	3.2
5-year average[2]	4.9	4.2	3.1	5.1	7.8	2.2	3.1
House prices (annual average growth rate, %)
2026	2.0	1.9	10.0	(5.4)	1.8	1.7	7.0
2027	1.7	1.6	2.4	(1.0)	4.7	0.1	4.7
2028	2.2	2.3	3.3	1.7	4.0	2.3	4.0
2029	2.3	2.7	3.7	3.3	3.1	2.0	4.0
2030	2.4	2.9	3.4	3.2	2.4	2.1	4.1
5-year average[2]	2.2	2.4	3.5	1.6	3.3	1.5	4.3
Inflation (annual average growth rate, %)
2026	3.2	3.4	2.0	1.1	2.1	3.1	4.2
2027	2.6	2.5	1.9	1.2	1.7	2.2	3.7
2028	2.1	2.2	1.9	1.4	2.0	1.9	3.5
2029	2.1	2.2	2.0	1.5	2.0	1.9	3.4
2030	2.1	2.2	2.1	1.5	1.8	1.8	3.5
5-year average[2]	2.3	2.3	2.0	1.4	1.9	1.9	3.6
Central bank policy rate (annual average, %)[3]
2026	3.8	3.7	4.1	3.0	2.2	3.7	6.7
2027	4.3	4.1	4.5	3.0	2.9	4.1	7.0
2028	4.3	4.1	4.4	3.0	2.9	4.1	7.7
2029	4.4	4.1	4.4	3.1	2.9	4.1	8.2
2030	4.4	4.1	4.5	3.2	3.0	4.1	8.4
5-year average[2]	4.3	4.1	4.5	3.1	2.9	4.1	7.9
1GDP is calculated from a seasonally adjusted series.
2The five-year average is calculated over a projected period of 20 quarters from 4Q26 to 3Q31.
3For the Chinese mainland, the policy rate shown is the Loan Prime Rate.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
50

Consensus Central scenario 2026–2030 (as at 4Q25)
	UK	US	Hong Kong	Chinese mainland	France	UAE	Mexico
GDP (annual average growth rate, %)[1]
2026	1.1	1.9	2.3	4.4	0.9	4.7	1.3
2027	1.4	2.0	2.3	4.2	1.2	4.1	2.0
2028	1.5	2.1	2.3	4.0	1.3	3.8	2.2
2029	1.5	2.1	2.4	3.8	1.3	3.5	2.2
2030	1.5	2.0	2.4	3.8	1.3	3.5	2.2
5-year average[2]	1.4	2.0	2.3	4.0	1.2	3.9	2.0
Unemployment rate (%)
2026	4.9	4.4	3.6	5.2	7.6	2.5	3.2
2027	4.7	4.3	3.4	5.2	7.6	2.4	3.2
2028	4.7	4.1	3.1	5.1	7.5	2.4	3.2
2029	4.7	4.1	3.0	5.0	7.4	2.4	3.1
2030	4.7	4.1	3.0	5.0	7.4	2.4	3.1
5-year average[2]	4.7	4.2	3.2	5.1	7.5	2.4	3.2
House prices (annual average growth rate, %)
2026	1.2	1.1	0.5	(1.6)	4.3	5.8	4.8
2027	2.8	1.9	1.5	2.1	5.0	3.2	4.5
2028	3.3	2.7	2.5	3.5	4.1	2.3	4.4
2029	2.7	3.2	2.1	3.4	3.1	2.0	4.3
2030	2.4	3.2	2.1	2.3	2.2	2.1	4.2
5-year average[2]	2.5	2.4	1.8	1.9	3.7	3.1	4.4
Inflation (annual average growth rate, %)
2026	2.5	2.9	1.8	0.7	1.4	2.0	3.7
2027	2.1	2.3	1.9	1.2	1.7	1.9	3.6
2028	2.1	2.2	2.0	1.4	2.1	1.9	3.5
2029	2.0	2.2	2.2	1.5	2.1	2.0	3.4
2030	2.0	2.2	2.2	1.5	1.9	2.0	3.4
5-year average[2]	2.2	2.4	2.0	1.3	1.9	1.9	3.5
Central bank policy rate (annual average, %)[3]
2026	3.5	3.4	3.8	3.0	1.9	3.5	7.0
2027	3.4	3.1	3.5	3.0	2.0	3.1	7.2
2028	3.5	3.2	3.6	3.1	2.1	3.3	7.5
2029	3.7	3.4	3.8	3.1	2.3	3.4	7.7
2030	3.8	3.6	3.9	3.2	2.5	3.6	7.9
5-year average[2]	3.6	3.3	3.7	3.1	2.2	3.4	7.5
1GDP is calculated from a seasonally adjusted series.
2The five-year average is calculated over a projected period of 20 quarters from 1Q26 to 4Q30.
3For the Chinese mainland, the policy rate shown is the Loan Prime Rate.

Consensus Upside scenario 4Q26–3Q31 (as at 3Q26)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	10.9	(3Q31)	15.7	(3Q31)	20.3	(3Q31)	29.7	(3Q31)	8.3	(3Q31)	30.7	(3Q31)	16.8	(3Q31)
Unemployment rate (%, min)[2]	3.2	(3Q28)	3.5	(2Q27)	2.8	(3Q28)	4.7	(3Q28)	7.0	(3Q28)	1.9	(3Q28)	2.5	(2Q27)
House price index (%, start-to-peak)[1]	17.7	(3Q31)	23.4	(3Q31)	26.0	(3Q31)	13.5	(3Q31)	19.1	(3Q31)	19.7	(3Q31)	28.1	(3Q31)
Inflation rate (YoY % change, min)[2]	1.5	(4Q27)	0.9	(3Q27)	0.2	(3Q27)	(0.1)	(3Q27)	0.6	(3Q27)	1.8	(3Q28)	2.4	(3Q27)
Central bank policy rate (%, min)[2]	3.8	(4Q26)	3.7	(4Q26)	4.1	(4Q26)	2.8	(3Q27)	2.5	(4Q26)	3.7	(4Q26)	5.5	(1Q27)

Consensus Upside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.0	(4Q30)	15.2	(4Q30)	20.7	(4Q30)	28.6	(4Q30)	8.5	(4Q30)	29.0	(4Q30)	16.9	(4Q30)
Unemployment rate (%, min)[2]	3.2	(4Q27)	3.5	(4Q27)	2.8	(2Q28)	4.7	(4Q27)	6.6	(4Q27)	2.0	(4Q27)	2.8	(3Q26)
House price index (%, start-to-peak)[1]	20.0	(4Q30)	23.2	(4Q30)	19.4	(4Q30)	14.9	(4Q30)	22.6	(4Q30)	22.2	(4Q30)	29.5	(4Q30)
Inflation rate (YoY % change, max)[3]	3.5	(1Q26)	3.6	(3Q26)	2.9	(2Q26)	1.5	(4Q30)	2.4	(4Q27)	3.1	(2Q26)	4.2	(1Q26)
Central bank policy rate (%, max)[3]	3.9	(1Q26)	3.9	(1Q26)	4.2	(1Q26)	3.4	(1Q27)	2.5	(4Q30)	3.9	(1Q26)	8.1	(4Q30)
1Cumulative change from the start of the scenario to the highest level observed over the 20‑quarter projection. GDP is calculated from a seasonally adjusted series.
2Lowest projected values in the scenario.
3The table shows the highest projected policy rate and year-on-year percentage change in inflation in the scenario. For the Chinese mainland, the policy rate shown is the Loan Prime Rate.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
51

Consensus Downside scenario 4Q26–3Q31 (as at 3Q26)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.4)	(1Q27)	(0.8)	(2Q27)	(1.6)	(3Q28)	(2.0)	(2Q27)	(0.6)	(2Q27)	(8.7)	(3Q27)	(1.0)	(2Q27)
Unemployment rate (%, max)[2]	6.7	(3Q27)	5.3	(2Q27)	4.8	(3Q27)	6.8	(4Q28)	9.0	(2Q27)	3.1	(2Q27)	3.5	(3Q27)
House price index (%, start-to- trough)[1]	(4.1)	(3Q27)	(3.3)	(4Q27)	(2.6)	(4Q27)	(6.8)	(2Q28)	0.5	(4Q26)	(6.1)	(1Q27)	0.8	(4Q26)
Inflation rate (YoY % change, max)[2]	4.1	(4Q26)	4.5	(1Q27)	3.4	(2Q27)	2.6	(1Q27)	3.4	(1Q27)	2.9	(4Q26)	5.9	(3Q27)
Central bank policy rate (%, max)[2]	4.5	(3Q31)	4.4	(1Q27)	4.8	(1Q27)	3.3	(3Q31)	3.1	(4Q27)	4.5	(1Q27)	9.0	(2Q27)

Consensus Downside scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.2)	(2Q27)	(0.8)	(3Q26)	(1.7)	(4Q27)	(1.7)	(3Q26)	(0.4)	(3Q26)	0.4	(1Q26)	(1.0)	(1Q27)
Unemployment rate (%, max)[2]	6.2	(4Q26)	5.3	(3Q26)	4.8	(4Q26)	6.8	(4Q27)	8.6	(3Q26)	3.2	(3Q27)	3.8	(3Q26)
House price index (%, start-to- trough)[1]	(4.1)	(1Q27)	(3.1)	(1Q27)	(3.8)	(1Q27)	(5.6)	(1Q27)	0.7	(1Q26)	(3.4)	(2Q26)	0.6	(1Q26)
Inflation rate (YoY % change)[3]	1.3	(3Q26)	3.4	(1Q26)	0.1	(4Q26)	(2.9)	(4Q26)	0.4	(4Q26)	0.5	(4Q26)	4.7	(1Q26)
Central bank policy rate (%)[3]	2.2	(3Q28)	4.6	(2Q26)	5.0	(2Q26)	1.5	(4Q26)	0.6	(1Q27)	4.6	(2Q26)	9.5	(2Q26)
1Cumulative change from the start of the scenario to the lowest level observed over the 20‑quarter projection. If the projected series does not fall below its starting level, the value reported is the smallest positive cumulative change over the projection horizon. GDP is calculated from a seasonally adjusted series.
2The highest projected values in the scenario.
3The table shows the peak year-on-year percentage change in inflation and peak projected policy rates for the US and Mexico. For other countries and territories, the trough is reported. For the UAE and Hong Kong, the policy rate is also shown as its peak, reflecting their US dollar-linked exchange rate regimes. For the
Chinese mainland, the policy rate shown is the Loan Prime Rate.

Downside 2 scenario 4Q26–3Q31 (as at 3Q26)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.1)	(2Q28)	(5.4)	(1Q28)	(9.5)	(2Q28)	(9.1)	(1Q28)	(8.0)	(1Q28)	(16.4)	(3Q27)	(10.4)	(1Q28)
Unemployment rate (%, max)[2]	9.8	(2Q28)	10.6	(1Q29)	7.0	(3Q27)	7.0	(3Q28)	10.9	(3Q28)	4.6	(2Q27)	5.2	(1Q28)
House price index (%, start-to- trough)[1]	(33.1)	(1Q29)	(17.8)	(4Q27)	(15.4)	(2Q30)	(26.7)	(3Q28)	(11.0)	(4Q28)	(53.1)	(3Q28)	0.7	(4Q26)
Inflation rate (YoY % change, max)[2]	5.8	(4Q26)	5.1	(1Q27)	4.0	(4Q26)	3.1	(1Q27)	4.0	(1Q27)	3.7	(4Q26)	5.9	(2Q27)
Central bank policy rate (%, max)[2]	4.7	(1Q27)	4.7	(1Q27)	5.1	(1Q27)	3.5	(4Q26)	3.3	(1Q27)	4.7	(1Q27)	9.3	(1Q27)

Downside 2 scenario 2026–2030 (as at 4Q25)
	UK		US		Hong Kong		Chinese mainland		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(5.3)	(2Q27)	(4.5)	(1Q27)	(9.3)	(3Q27)	(6.0)	(1Q27)	(6.2)	(2Q27)	(5.7)	(2Q27)	(10.0)	(1Q27)
Unemployment rate (%, max)[2]	8.9	(2Q27)	9.0	(1Q28)	7.0	(4Q26)	7.0	(4Q27)	10.7	(4Q27)	3.9	(3Q26)	5.2	(2Q27)
House price index (%, start-to- trough)[1]	(24.2)	(4Q27)	(17.1)	(4Q26)	(19.6)	(2Q29)	(23.1)	(4Q27)	(5.9)	(3Q27)	(30.5)	(1Q28)	0.6	(1Q26)
Inflation rate (YoY % change)[3]	(1.9)	(4Q26)	4.1	(2Q26)	(1.7)	(2Q27)	(6.5)	(4Q26)	(0.6)	(4Q26)	0.3	(4Q26)	4.8	(1Q26)
Central bank policy rate (%)[3]	1.4	(1Q27)	4.7	(2Q26)	5.0	(2Q26)	1.2	(2Q27)	0.1	(4Q26)	4.7	(2Q26)	9.9	(2Q26)
1Cumulative change from the start of the scenario to the lowest level observed over the 20‑quarter projection. If the projected series does not fall below its starting level, the value reported is the smallest positive cumulative change over the projection horizon. GDP is calculated from a seasonally adjusted series.
2The highest projected values in the scenario.
3The table shows the peak year-on-year percentage change in inflation and peak projected policy rates for the US and Mexico. For other countries and territories, the trough is reported. For the UAE and Hong Kong, the policy rate is also shown as its peak, reflecting their US dollar-linked exchange rate regimes. For the
Chinese mainland, the policy rate shown is the Loan Prime Rate.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Chinese mainland	France	UAE	Mexico
3Q26
Consensus Upside	10	5	10	10	10	5	5	10
Consensus Central	75	75	75	75	75	75	65	75
Consensus Downside	10	15	10	10	10	15	25	10
Downside 2	5	5	5	5	5	5	5	5

4Q25
Consensus Upside	10	10	10	10	10	10	10	10
Consensus Central	75	75	75	75	75	75	75	75
Consensus Downside	10	10	10	10	10	10	10	10
Downside 2	5	5	5	5	5	5	5	5
Scenario weightings for the standard outer scenarios are calibrated to probabilities that are determined with reference to consensus forecast probability distributions. Management may then choose to vary weights if they assess that the calibration lags more recent events, or does not reflect their view of the distribution of economic risk. Management forms their view of the scenarios and their distribution by considering them in the context of internal assessments and other external indicators of risk and uncertainty.
At 30 September 2026, management concluded that the risks associated with the conflict in the Middle East varied by market and that this should be reflected in assigned scenario weights.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
52
For Hong Kong, the Chinese mainland, the United States and Mexico, the Central scenario was assessed to appropriately reflect the most likely economic path for these markets, while the outer scenarios adequately captured the main economic and financial risks, including potentially higher oil prices and interest rates. These markets were assigned standard weights, where 75% was assigned to the Central scenario, 10%
each to the consensus Upside and Downside, and 5% assigned to the Downside 2.
In the United Kingdom and France, the weight assigned to the Central scenario was also assessed to be appropriate, but weights for the consensus outer scenarios were varied. Discussion for those two markets focused on the risks to wholesale European gas prices over the coming winter months, in addition to the inflation risks and subsequent uncertainty around the future path of interest rates. The uncertain fiscal outlook in both markets was also noted. As such, the consensus Upside scenario was assigned a weight of 5%, the consensus Central 75%, the consensus Downside 15%, and the Downside 2 was assigned 5%. This remained unchanged from the second quarter of 2026.
For the UAE, the Central scenario was considered to be particularly uncertain given the ongoing conflict in the Middle East. It was observed that dispersion in the pool of forecasts used to create consensus forecast paths remains unusually wide. The consensus Upside scenario was assigned a weight of 5%, the consensus Central 65%, the consensus Downside 25%, and the Downside 2 was assigned 5%. This remained unchanged from the second quarter of 2026.
Management used the consensus and additional scenarios with their respective weightings, together with management judgemental adjustments, to ensure the total reported ECL allowance was reflective of expected credit losses at the reporting date.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for
ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge. The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge. Further details can be found in the section ‘Management judgemental adjustments‘ on pages 153 and 154 of the Annual Report and Accounts 2025 on Form 20-F.
Management judgemental adjustments are reviewed under the governance process for IFRS 9, as detailed in the section ‘Credit risk management’ on page 140 of the Annual Report and Accounts 2025 on Form 20-F.
At 30 September 2026, total management judgemental adjustments for retail and wholesale loans increased the allowance for ECL by $0.1bn
(31 December 2025: $0.2bn increase).
Management judgemental adjustments for the wholesale portfolio remained stable at $0.1bn at 30 September 2026. The adjustments were driven primarily by uncertainties arising from the conflict in the Middle East, as well as market-specific uncertainties across several geographies.
The scenario models capture some of the impact of the conflict in the Middle East, while the adjustments account for impacts arising above and beyond those already modelled for the conflict. There was no significant change in management judgemental adjustments compared with 31
December 2025.
Management judgemental adjustments for the retail portfolio were not significant at 30 September 2026. Market-specific uncertainties in relation to the conflict in the Middle East were captured through management judgemental adjustments that included localised impacts for markets such as the UAE. Compared with 31 December 2025, there was a reduction in management judgemental adjustments in the UK and
Mexico.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The allowance for ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating
ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100%
weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3)
obligors. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effects of macroeconomic factors are not necessarily the key consideration when performing individual assessments of allowances for obligors in default. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL allowance for loans and advances to customers related to defaulted obligors. This is because the retail ECL allowance for secured mortgage portfolios, including loans in all stages, is sensitive to macroeconomic variables. The analysis excludes portfolios utilising less complex modelling approaches.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
53
Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts. If the Group allowance for ECL balance was estimated solely on the basis of the consensus Upside, consensus Central, consensus Downside, and Downside 2 scenarios at 30 September 2026, it would increase/(decrease) as presented in the below table.

	Retail	Wholesale[1]
Total Group ECL at 30 Sep 2026[2]	$bn	$bn
Reported ECL	2.7	2.0
Scenarios
100% consensus Central scenario	(0.1)	(0.3)
100% consensus Upside scenario	(0.2)	(0.7)
100% consensus Downside scenario	0.1	0.8
100% Downside 2 scenario	1.2	4.2

Total Group ECL at 31 Dec 2025[2]
Reported ECL	2.7	1.9
Scenarios
100% consensus Central scenario	(0.0)	0.0
100% consensus Upside scenario	(0.1)	(0.3)
100% consensus Downside scenario	0.0	0.6
100% Downside 2 scenario	0.9	2.7
1Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
2ECL sensitivities exclude portfolios utilising less complex modelling approaches for the retail portfolio and defaulted obligors for the wholesale portfolio.
At 30 September 2026, the Group reported ECL allowance remained stable in the retail portfolio and increased by $0.1bn in the wholesale portfolio, compared with 31 December 2025.
For the wholesale portfolio, the ECL allowance sensitivity to the 100% consensus Downside and Downside 2 scenarios increased compared with 31 December 2025 as a result of sustained oil price increases feeding through to elevated policy rates, deeper economic contraction and weaker collateral values, with the UK and Hong Kong most exposed. For the retail portfolio, the ECL allowance sensitivity to the 100%
consensus Downside and Downside 2 scenarios increased compared with 31 December 2025, primarily due to UK unsecured portfolios as a result of elevated policy rates and unemployment.
Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	198,632	13,598	1,180	213,410	(219)	(373)	(262)	(854)
HSBC Bank plc	15,893	416	310	16,619	(13)	(9)	(89)	(111)
The Hongkong and Shanghai Banking Corporation Limited	204,601	5,431	763	210,795	(198)	(410)	(146)	(754)
HSBC Bank Middle East Limited	4,094	308	68	4,470	(20)	(36)	(38)	(94)
HSBC North America Holdings Inc.	19,381	630	394	20,405	(4)	(14)	(13)	(31)
Grupo Financiero HSBC, S.A. de C.V.	10,949	1,080	759	12,788	(213)	(380)	(289)	(882)
Other trading entities	400	34	4	438	—	(1)	(3)	(4)
At 30 Sep 2026	453,950	21,497	3,478	478,925	(667)	(1,223)	(840)	(2,730)

By legal entity
HSBC UK Bank plc	191,726	14,515	1,200	207,441	(201)	(315)	(256)	(772)
HSBC Bank plc	17,416	1,076	365	18,857	(16)	(14)	(107)	(137)
The Hongkong and Shanghai Banking Corporation Limited	201,779	6,407	1,108	209,294	(199)	(432)	(170)	(801)
HSBC Bank Middle East Limited	4,061	134	47	4,242	(18)	(23)	(29)	(70)
HSBC North America Holdings Inc.	19,607	512	404	20,523	(4)	(12)	(14)	(30)
Grupo Financiero HSBC, S.A. de C.V.	11,705	1,212	817	13,734	(229)	(438)	(316)	(983)
Other trading entities	402	31	4	437	—	(1)	(3)	(4)
At 31 Dec 2025	446,696	23,887	3,945	474,528	(667)	(1,235)	(895)	(2,797)

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
54
Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	106,562	12,220	3,109	—	121,891	(223)	(350)	(746)	—	(1,319)
HSBC Bank plc	87,067	6,053	1,998	66	95,184	(52)	(95)	(799)	(35)	(981)
The Hongkong and Shanghai Banking Corporation Limited	311,903	33,405	11,495	86	356,889	(187)	(525)	(4,187)	(44)	(4,943)
HSBC Bank Middle East Limited	28,731	2,676	1,122	5	32,534	(40)	(57)	(613)	(4)	(714)
HSBC North America Holdings Inc.	33,505	2,547	583	193	36,828	(31)	(65)	(132)	—	(228)
Grupo Financiero HSBC, S.A. de C.V.	13,241	1,741	287	—	15,269	(33)	(60)	(155)	—	(248)
Other trading entities	7,525	134	268	—	7,927	(6)	(7)	(187)	—	(200)
Holding companies, shared service centres and intra-Group eliminations	103	—	—	—	103	—	—	—	—	—
At 30 Sep 2026	588,637	58,776	18,862	350	666,625	(572)	(1,159)	(6,819)	(83)	(8,633)

By legal entity
HSBC UK Bank plc	98,719	10,488	3,430	—	112,637	(180)	(325)	(753)	—	(1,258)
HSBC Bank plc	98,175	5,582	1,756	58	105,571	(68)	(96)	(611)	(29)	(804)
The Hongkong and Shanghai Banking Corporation Limited	283,206	33,990	12,837	77	330,110	(171)	(480)	(3,694)	(41)	(4,386)
HSBC Bank Middle East Limited	26,643	1,171	1,242	5	29,061	(19)	(31)	(630)	(5)	(685)
HSBC North America Holdings Inc.	28,456	3,518	517	193	32,684	(41)	(100)	(145)	(1)	(287)
Grupo Financiero HSBC, S.A. de C.V.	12,057	2,268	378	—	14,703	(47)	(49)	(190)	—	(286)
Other trading entities	7,727	164	285	—	8,176	(12)	(4)	(180)	—	(196)
Holding companies, shared service centres and intra-Group eliminations	90	—	—	—	90	—	—	—	—	—
At 31 Dec 2025	555,073	57,181	20,445	333	633,032	(538)	(1,085)	(6,203)	(76)	(7,902)
Hong Kong commercial real estate
In the table below, we have disclosed information related to commercial real estate (‘CRE’) exposures booked in Hong Kong (excluding exposures to Chinese mainland borrowers) by stage and credit quality. These exposures mostly comprise lending to Hong Kong borrowers and, to a lesser degree, borrowers overseas.

Commercial real estate lending to customers – Hong Kong excluding exposure to Chinese mainland borrowers
	30 Sep 2026	30 Jun 2026	31 Dec 2025
	$m	$m	$m
Gross loans and advances
By stage
Stage 1	10,212	10,556	10,666
Stage 2	13,119	12,753	13,652
Stage 3	5,593	5,989	6,306
By credit quality
Strong	4,702	3,464	3,314
Good	6,580	7,652	8,225
Satisfactory	9,589	9,663	10,352
Sub-standard	2,460	2,530	2,427
Credit impaired	5,593	5,989	6,306
At	28,924	29,298	30,624
Allowance for ECL	(1,405)	(1,331)	(1,077)
The Hong Kong CRE ‘credit-impaired‘ portfolio (excluding exposure to Chinese mainland borrowers) recorded further ECL allowances in the third quarter of 2026, reflecting continued pressure on property prices, primarily in non-prime segments. However, credit migration to the ‘credit-
impaired’ category remains low and predominantly secured.
‘Sub-standard‘ and ‘credit-impaired‘ exposures decreased to $8.1bn (30 June 2026: $8.5bn and 31 December 2025: $8.7bn), of which 95%
were secured (30 June 2026: 95% and 31 December 2025: 95%). As at 31 August 2026, the weighted average loan to value of ‘credit-impaired’
exposures increased to 83% (30 June 2026: 82% and 31 December 2025: 71%). The unsecured portfolio remained resilient, with 87% of exposures rated ‘strong’ or ‘good’ and limited credit-impaired balances (30 June 2026: 86% and 31 December 2025: 89%).
Market conditions continued to stabilise in the third quarter of 2026, however performance remained varied, with non-prime segments continuing to face higher vacancy rates, valuation pressure and subdued investor appetite. Sentiment in the residential property sector remains resilient, while leasing activity improved in prime office and retail property sectors. Nevertheless, inflation and interest rate pressures present a headwind to the recovery. Portfolio performance remains sensitive to further interest rate increases, particularly for smaller and more leveraged borrowers.
The portfolio continues to be actively managed through enhanced monitoring, regular portfolio reviews and stress testing with a particular focus on borrowers exhibiting higher refinancing, debt servicing or collateral risks. Origination remains selective with a continued repositioning towards stronger sponsors and a focus on more resilient property sectors.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
55
Capital and liquidity risk
Capital and liquidity overview

Capital and liquidity adequacy metrics
	At
	30 Sep 2026	30 Jun 2026
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	722.8	707.9
Counterparty credit risk	48.7	48.3
Market risk	31.3	30.6
Operational risk	119.6	119.6
Total risk-weighted assets	922.4	906.4
Capital ($bn)
Common equity tier 1 capital	128.1	127.7
Tier 1 capital	150.5	151.3
Total capital	176.8	178.8
Capital ratios (%)
Common equity tier 1 ratio	13.9	14.1
Tier 1 ratio	16.3	16.7
Total capital ratio	19.2	19.7
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	719.4	713.7
Total net cash outflow ($bn)	544.1	534.5
LCR (%)	132	134
We refer to the UK Capital Requirements Regulation, the Prudential Regulation Authority (‘PRA‘) Rulebook and any laws, regulations, requirements, rules, guidelines, standards and policies relating to capital adequacy, leverage and liquidity adopted by the relevant regulators, as applicable, and which are applicable to HSBC as the ‘Prudential rules’. Any references to European Union (’EU‘) regulations and directives
(including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018 and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the Prudential rules. Effective 1 January 2025, the IFRS 9 transitional arrangements came to an end, followed by the end of the UK Capital Requirements Regulation grandfathering provisions on 28 June
2025. Our capital figures are therefore the same, for both the transitional and end-point basis. The LCR is based on the average value of the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may arise between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
Capital
At 30 September 2026, our CET1 capital ratio decreased to 13.9% from 14.1% at 30 June 2026, driven by:
–a 0.3 percentage point decrease due to higher RWAs excluding foreign exchange translation differences, mainly from asset size and model updates;
–a 0.2 percentage point decrease mainly due to a decrease in the fair value of hold-to-collect-and-sell debt instruments, due to higher yields;
–a 0.1 percentage point decrease due to the share buy-back announced with our interim results; and
–a 0.4 percentage point increase in CET1 capital generation, through regulatory profits net of dividends.
At 30 September 2026, our Pillar 2A requirement was equivalent to $23.4bn of RWAs, as per the PRA’s Individual Capital Requirement of 2.5%
based on a point-in-time assessment, of which 1.4% was met by CET1 capital. Throughout 3Q26, we complied with the PRA’s regulatory capital adequacy requirement.
Leverage

Leverage ratio
	At
	30 Sep 2026	30 Jun 2026
	$bn	$bn
Tier 1 capital (leverage)	150.5	151.3
Total leverage ratio exposure	3,090.0	3,076.2
	%	%
Leverage ratio	4.9	4.9
Our leverage ratio of 4.9% at 30 September 2026 was unchanged from 30 June 2026, reflecting a marginal increase in leverage exposures driven by growth in the balance sheet and a reduction in tier 1 capital.
At 30 September 2026, our UK minimum leverage ratio requirement was 3.25%, with an additional buffer of 1.0%, comprising a 0.7% additional leverage ratio buffer and a 0.3% countercyclical leverage ratio buffer. These buffers translated into capital values of $21.6bn and $9.3bn respectively. We exceeded these leverage requirements throughout 3Q26.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
56
Risk-weighted assets

RWAs by business segment
	Hong Kong	UK	CIB	IWPB	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	118.5	139.1	297.9	75.5	91.8	722.8
Counterparty credit risk	0.1	0.1	44.4	2.7	1.4	48.7
Market risk	0.1	—	24.7	0.1	6.4	31.3
Operational risk	23.7	21.5	62.4	17.2	(5.2)	119.6
At 30 Sep 2026	142.4	160.7	429.4	95.5	94.4	922.4
At 30 Jun 2026	140.0	156.5	426.3	89.3	94.3	906.4

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	146.0	69.1	346.0	21.0	58.1	23.9	48.2	10.5	722.8
Counterparty credit risk	0.3	26.3	14.3	0.8	3.9	0.6	2.5	—	48.7
Market risk[2]	0.1	23.6	16.8	2.3	2.3	0.8	1.6	1.3	31.3
Operational risk	24.0	22.9	63.3	5.1	8.3	6.1	5.7	(15.8)	119.6
At 30 Sep 2026	170.4	141.9	440.4	29.2	72.6	31.4	58.0	(4.0)	922.4
At 30 Jun 2026	165.0	144.6	423.3	29.4	78.3	31.9	59.6	(3.4)	906.4
1Balances are on a third-party Group consolidated basis.
2Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc[2]	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations[2]	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2026	164.8	118.4	405.9	26.4	75.8	31.3	58.1	(4.9)	30.6	906.4
Asset size	5.5	(3.3)	14.8	(0.1)	(1.2)	0.4	—	0.3	2.3	18.7
Asset quality	1.0	(0.2)	(1.8)	0.2	(0.4)	—	—	—	—	(1.2)
Model updates[2]	2.2	3.8	3.5	0.5	(3.5)	—	—	(0.6)	—	5.9
Methodology and policy	(3.5)	(0.1)	0.1	(0.1)	(0.4)	(0.3)	—	(0.1)	(1.6)	(6.0)
Acquisitions and disposals	—	—	—	—	—	—	(1.3)	—	—	(1.3)
Foreign exchange movements[3]	0.3	(0.3)	1.1	—	—	(0.8)	(0.4)	—	—	(0.1)
Total RWA movement	5.5	(0.1)	17.7	0.5	(5.5)	(0.7)	(1.7)	(0.4)	0.7	16.0
RWAs at 30 Sep 2026	170.3	118.3	423.6	26.9	70.3	30.6	56.4	(5.3)	31.3	922.4

RWA movement by business segment by key driver
	Credit risk, counterparty credit risk and operational risk					Market risk	Total RWAs
	Hong Kong	UK2	CIB	IWPB	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jul 2026	139.8	156.4	403.0	89.2	87.4	30.6	906.4
Asset size	2.8	4.7	1.9	6.6	0.4	2.3	18.7
Asset quality	(1.1)	1.2	(1.3)	(0.1)	0.1	—	(1.2)
Model updates[2]	(0.7)	1.4	4.4	0.8	—	—	5.9
Methodology and policy	1.4	(3.3)	(2.1)	(0.3)	(0.1)	(1.6)	(6.0)
Acquisitions and disposals	—	—	(1.0)	(0.3)	—	—	(1.3)
Foreign exchange movements[3]	0.1	0.3	(0.2)	(0.5)	0.2	—	(0.1)
Total RWA movement	2.5	4.3	1.7	6.2	0.6	0.7	16.0
RWAs at 30 Sep 2026	142.3	160.7	404.7	95.4	88.0	31.3	922.4
1Balances are on a third-party Group consolidated basis.
2Includes a c.$0.8bn benefit for HSBC UK Bank plc from the redevelopment of the global large corporates PD model. This is reported under ‘Holding companies, shared service centres and intra-Group eliminations‘ as it is not recognised in HSBC UK Bank plc, and included in the UK business segment.
3Foreign exchange movements for credit risk are computed by retranslating RWAs into US dollars using the underlying transactional currencies, and operational risk is calculated using the entities‘ functional currencies.
Overall, RWAs increased by $16.0bn during 3Q26, primarily due to increases in sovereign exposures, lending and commitments, together with the impact from redevelopment of models, partly offset by changes in methodology and policy.
Asset size
RWAs increased by $6.6bn in IWPB, primarily driven by higher sovereign exposures arising from participation in the Foreign Currency Non-
Resident Deposit scheme in India.
In our UK business, RWAs rose by $4.7bn due to continued growth in corporate and retail lending.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
57
RWAs increased by $2.8bn in our Hong Kong business, reflecting an increase in loan commitments and higher retail lending.
In CIB, RWAs increased by $1.9bn mainly due to corporate lending growth in Asia, partly offset by lower securities financing transactions in
HSBC Bank plc.
Market risk RWAs increased by $2.3bn, mainly due to the averaging effect in stressed value at risk, driven by interest rate and foreign exchange risk profiles under stressed market conditions.
Asset quality
The $1.2bn decrease in RWAs was primarily due to changes in credit risk parameters and composition of the underlying portfolios in our CIB and Hong Kong businesses, partly offset by unfavourable credit risk migrations, mainly in our UK business.
Model updates
RWAs increased by $5.9bn primarily due to the impact of the redeveloped PD model for large corporates, mainly in CIB, partly offset by reductions in our UK and Hong Kong businesses, as well as an increase for the small and medium-sized enterprises PD model in our UK business.
Methodology and policy
The $6.0bn decrease in RWAs was primarily driven by a significant risk transfer transaction executed through the issuance of a CLN in our UK business, changes to the market risk capital multiplier in CIB, and credit risk parameter refinements reflecting favourable movements in CIB, partly offset by adverse movements in our Hong Kong business.
Acquisitions and disposals
RWAs decreased by $1.3bn as a result of the sale of our operations in Uruguay.

Additional information

Share buy-back
On 5 August 2026, HSBC Holdings commenced a share buy-back of its ordinary shares of up to a maximum consideration of $1.0bn. This share buy-back concluded on 28 September 2026 with 31,735,502 ordinary shares repurchased for cancellation on UK trading venues and 16,921,600 ordinary shares repurchased for cancellation on HKEx.
On 27 October 2026, HSBC Holdings announced its intention to initiate a share buy-back to purchase its ordinary shares up to a maximum consideration of $1bn, which is expected to commence shortly after the release of our 3Q26 results and complete by our 2026 full-year results announcement.

Dividends
Second interim dividend for 2026
On 4 August 2026, the Directors approved a second interim dividend for 2026 of $0.10 per ordinary share, which was paid on 25 September
2026 in cash. The pound sterling and Hong Kong dollar amounts of approximately £0.074134 and HK$0.784088 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 14 September 2026.
Third interim dividend for 2026
On 27 October 2026, the Directors approved a third interim dividend in respect of the financial year ending 31 December 2026 of $0.10 per ordinary share (the ‘dividend‘), an expected distribution of approximately $1.71bn. The dividend will be payable on 17 December 2026 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on
6 November 2026.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in
London at or about 11.00am local time on 7 December 2026. The ordinary shares in London, Hong Kong and Bermuda will be quoted ex-
dividend on 5 November 2026. American Depositary Shares (’ADSs‘) in New York will be quoted ex-dividend on 6 November 2026.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their pounds sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account or arrange to send US dollar or pounds sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends,
www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 2 December 2026 to be effective for this dividend.

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
58
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 17 December 2026 to holders of record on 6 November
2026. The dividend of $0.50 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 27 November 2026.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas
Branch Registrar or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 6 November 2026 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the
Bermuda Overseas Branch Register on 6 November 2026. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 5 November 2026.
Shares repurchased under HSBC Holdings plc buy-backs, which have not yet been cancelled from the Hong Kong custodians‘ CCASS account as at the record date, will not be eligible for the dividend.
Transfers of ADSs must be lodged with the depositary by 11.00am local time on 6 November 2026 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.
Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 16 March, 15 June, 15 September and 15 December 2026 for
the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has
approved a quarterly dividend to be payable on 15 December 2026 to holders of record on 30 November 2026.
For and on behalf of
HSBC Holdings plc
Angela McEntee
Group Company Secretary
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat
Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven
Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K
Murray†, Elizabeth Alison Platt†, and Swee Lian Teo†.
*Independent non-executive Chairman
†Independent non-executive Director

Investor relations/media relations contacts
For further information contact:

Investor relations	Media relations
UK – Alastair Ryan	UK – HSBC Group Press Office
Telephone: +44 (0)7468 703 010	Telephone: +44 (0)20 7991 8096
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Yafei Tian	Hong Kong – Aman Ullah
Telephone: +852 2899 8909	Telephone: +852 3941 1120
Email: investorrelations@hsbc.com.hk	Email: aspmediarelations@hsbc.com.hk

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
59
Abbreviations

1Q26	First quarter of 2026
2Q26	Second quarter of 2026
3Q25	Third quarter of 2025
3Q26	Third quarter of 2026
4Q25	Fourth quarter of 2025
4Q26	Fourth quarter of 2026
9M25	First nine months of 2025
9M26	First nine months of 2026
ADR	American Depositary Receipt
ADS	American Depositary Share
AI	Artificial intelligence
AIEA	Average interest-earning assets
Banking NII	Banking net interest income
BoCom	Bank of Communications Co., Limited, one of China’s largest banks
BoE	Bank of England
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
Chinese mainland	People’s Republic of China excluding Hong Kong and Macau
CIB	Corporate and Institutional Banking, a business segment
CLN	Credit-linked note
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CRE	Commercial real estate
CSM	Contractual service margin
Dec	December
ECL
Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in IFRS 9 are applied

ECM	Equity capital markets
ESG	Environmental, social and governance
EU	European Union
FVOCI	Fair value through other comprehensive income
GAAP	Generally accepted accounting principles
Galicia	Grupo Financiero Galicia
GDP	Gross domestic product
GPS	Global Payments Solutions
Group	HSBC Holdings together with its subsidiary undertakings
GTS	Global Trade Solutions
Hang Seng Bank	Hang Seng Bank Limited
HKEx	The Stock Exchange of Hong Kong Limited
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, which includes the UK non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
IWPB	International Wealth and Premier Banking, a business segment
Jun	June
LCR	Liquidity coverage ratio
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2026
Medium term	For our financial targets, we define medium term as three to five years, commencing 1 January 2026
M&A	Mergers and Acquisitions
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
NNM	Net new money
PD	Probability of default
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Prudential rules
Refers to the UK Capital Requirements Regulation, the PRA Rulebook and any laws, regulations, requirements, rules, guidelines, standards and policies relating to capital adequacy, leverage and liquidity adopted by the relevant regulators, as applicable, and which are applicable to HSBC

Revenue	Net operating income before change in ECL
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank
Sep	September
UAE	United Arab Emirates
UK	United Kingdom
UK Capital Requirements Regulation	Refers to Regulation (EU) No. 575/2013, as amended or supplemented, as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018, as amended

HSBC Holdings plc Earnings Release 3Q26 on Form 6-K
60

US	United States of America
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars
Wealth	Wealth comprises our Investment Distribution, Insurance, Private Bank and Asset Management businesses.
WTB	Wholesale Transaction Banking comprises our Global Foreign Exchange, GPS, GTS and Securities Services businesses.

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England and Wales with limited liability.
Registration number 617987
Paste the following link into your web browser, to view the associated Data Pack PDF
https://www.rns-pdf.londonstockexchange.com/rns/6042A_1-2026-10-27.pdf
      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2026	HSBC Holdings plc
	By:	/s/ Manveen (Pam) Kaur
	Name:	Manveen (Pam) Kaur
	Title:	Group Chief Financial Officer